UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PURE BIOSCIENCE
(Name of Registrant in Our Charter)

California (State or jurisdiction of incorporation or organization)	2890 (Primary Standard Industrial Classification Code Number)	33-0530289 (I.R.S. Employer Identification No.)

1725 Gillespie Way, El Cajon, California 92020 Ph. # (619) 596 8600 FAX # (619) 596 8790 (Address and telephone number of principal executive offices and address of principal place of business)	Dennis Atchley 1725 Gillespie Way, El Cajon, California 92020 Ph. # (619) 596 8600 FAX # (619) 596 8790 (Name, address and telephone number of agent for service)

                     Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock (1)	8,157,376	$2.73 (2)	$22,269,636	$2,382.85 *
Common Stock Issuable on Exercise of Options and Warrants (1)	1,020,220	$2.73 (2)	$2.785.200.60	$298.02 *

*	Previously paid

(1)	Offered by Selling Securities Holders
(2)	Estimated Price in accordance with Rule 457(c) and based upon the last reported sale on the Over the Counter Market on April 21, 2006

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effectiveness date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither the Selling Stockholders nor we may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 23, 2006

PROSPECTUS

PURE BIOSCIENCE

9,177,596 SHARES OF OUR COMMON STOCK

This prospectus relates to the sale of up to 8,157,376 shares of common stock of PURE Bioscience and 1,020,220 shares of common stock of PURE Bioscience issuable upon exercise of options and warrants by the selling securities holders named herein. PURE Bioscience will not receive any of the proceeds from the sale of shares by the selling securities holders; however, we will receive the proceeds from any exercise of outstanding options and warrants. All costs associated with this registration will be borne by PURE Bioscience. We usually refer to PURE Bioscience as "PURE" or "PURE Bioscience".

A public market currently exists for our shares on the NASD Over-the-Counter Bulletin Board Market with the symbol PURE. On May 22, 2006, the closing sale price of our common stock was $2.25 per share.

The selling securities holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the NASD Over-the-Counter Bulletin Board Market, at prevailing market prices, or at privately negotiated prices. The selling securities holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling securities holders. More information is provided in the section titled “Plan of Distribution” on page 12.

Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Act of 1934. Brokers/Dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, brokers/dealers are required to determine whether an investment in a penny stock is suitable investment for a prospective investor.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this Prospectus is ___________, 2006.

TABLE OF CONTENTS

	Page

Prospectus Summary	3

Selected Financial Highlights	3

Risk Factors	4

Forward-Looking Statements	8

Use of Proceeds	8

Determination of Offering Price	8

Selling Securities Holders	9

Plan of Distribution	12

Legal Proceedings	14

Directors and Executive Officers	16

Security Ownership of Certain Beneficial Owners and Management	18

Description of Securities	18

Experts and Interest of Named Counsel	19

Disclosure of Commission Position on Indemnification for Securities Liabilities	19

Organization within Last Five Years	19

Description of the Business	19

Management's Discussion and Analysis of Financial Conditions and Results of
Operation for the Year Ended July 31, 2005 and Quarter Ended January 31, 2006	24

Description of Property	28

Certain Relationships and Related Transactions	28

Market for Common Equity and Related Stockholders Matters	30

Executive Compensation	30

Financial Statements	F-	1

PROSPECTUS SUMMARY

The following is only a summary of the information, financial statements, and notes included in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and notes to the financial statements before making an investment in PURE Bioscience.

OVERVIEW

PURE Bioscience, or “PURE,” develops and markets technology-based bioscience products that provide non-toxic solutions to numerous global health challenges. Our proprietary high efficacy/low toxicity bioscience technologies, including our silver dihydrogen citrate-based antimicrobials and boric acid-based pesticides, represent innovative advances in diverse markets and lead today’s global trend toward industry and consumer use of “green” products while providing competitive advantages in efficacy and safety. Our offices and manufacturing facility are located at 1725 Gillespie Way, El Cajon, California 92020. El Cajon is the in the San Diego metropolitan area. Our telephone number is (619) 596-8600.

Securities Offered:    8,157,376 shares of common stock of PURE Bioscience and 1,020,220 shares of common stock of PURE Bioscience issuable upon exercise of options and warrants offered by the selling securities holders.

We are not offering any of the selling securities holder securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holder shares. See “Selling Securities Holders” on page 9 and “Plan of Distribution” on page 12.

SELECTED FINANCIAL HIGHLIGHTS

	Fiscal Year Ended July 31, 2005	Six Months Ended January 31, 2006

Net sales/operating revenues:	$155,806	$114,611

Income (loss) from continuing operations after taxes:	$(1,847,130)	$(1,528,690)

Income (loss) from continuing operations per common share
after taxes:	$(0.11)	$(0.09)

Total assets:	$3,314,037	$3,068,844

Long-term obligations and redeemable preferred:	$—	$—

RISK FACTORS

Investment in the Shares involves a high degree of risk. Prospective investors should consider the discussion of risks and other information contained in this Prospectus.

Business Risks
We had a loss of $3,011,818 from continuing operations before taxes in the fiscal year ending July 31, 2005, a loss of $609,534 from continuing operations before taxes in the fiscal quarter ending October 31, 2005, and a loss of $919,156 from continuing operations before taxes in the fiscal quarter ending January 31, 2006. We may continue to have losses in the future which may impair our ability to research, test, develop and market our bioscience products.

The losses discussed above resulted primarily from expenditures on new products developed and launched during the applicable fiscal year or fiscal quarter. Specifically, such losses include a significant increase in general and administrative expenses because of increased costs associated with developing and marketing our water treatment business and emerging silver ion and pesticide product lines. If our revenue growth is slower than anticipated or operating expenses exceed expectations, it may take an unforeseen period of time to achieve or sustain profitability and we may never achieve or sustain profitability. Slower than anticipated revenue growth from new products would force us to scale back research, testing, product development and marketing of new products, at which time we would reduce the size and scope of our operations.

By selling our Water Treatment Division, we lost the most significant contributor to our historical revenue stream and became less diversified. We are now a bioscience company focused on the marketing, selling and continued development of silver dihydrogen citrate antimicrobial technology and Triglycylboride™ pesticide technology. While the rewards in these fields are potentially great, the risks, the regulatory hurdles and the costs of doing business are also high. Our silver dihydrogen citrate is a platform technology rather than a single use applied technology. As such, products developed from the platform fall under the jurisdiction of multiple U.S. and international regulatory agencies. We currently have Environmental Protection Agency (the “EPA”) registration for our 2400-parts per million (ppm) technical grade SDC concentrate (trade name Axenohl®), as well as for our Axen® and Axen®30 hard surface disinfectant products for commercial, industrial and consumer applications including restaurants, homes and medical facilities. We intend to fund and manage additional EPA regulated product development internally and in conjunction with current regulatory consultants; however the introduction of additional EPA regulated antimicrobial products could take several months.

Our technology also shows promise as a broad-spectrum antimicrobial for use in human and veterinary healthcare products. We have chosen to pursue development and product approvals through the U.S. Food and Drug Administration (the “FDA”) by partnering with Therapeutics, Incorporated, which has assumed responsibility for the testing and regulatory process for selected potential FDA regulated silver dihydrogen citrated-based products. We expect that Therapeutics’ experience with drug development and FDA processing, especially with regard to dermal pharmaceuticals, could lead to IND, NDA and/or 510-K filings for silver dihydrogen citrate-based healthcare products with the FDA. The FDA and comparable agencies in many foreign countries impose substantial limitations on the introduction of new products through costly and time consuming laboratory and clinical testing and other procedures. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain. There is no guarantee that either we or Therapeutics, Incorporated will be able to obtain the resources necessary to obtain such approvals, or that the products will meet the strict criteria imposed by the FDA. It may be several years before we are able to introduce any FDA regulated antimicrobial pharmaceutical products, if at all.

Even if we are successful in bringing additional EPA or FDA regulated products to market, there is no assurance that we will be able to successfully manufacture or market the products or that potential customers will buy them. For example, a current or future competitive product may have, or be perceived as having, greater efficacy or cost effectiveness. In addition, the market in which we will sell any such products is dominated by a number of large, well-capitalized corporations, which may impact our ability to successfully market our products or maintain any technological advantage we might develop. We may also be subject to changes in regulations governing the manufacture and marketing of our products, which could increase costs, reduce any competitive advantages, or adversely affect marketing effectiveness.

Need for Additional Capital Formation
We believe that sales from our new product lines will not provide sufficient capital resources to sustain operations and fund product development through the end of the fiscal year ending July 31, 2006. In the short term, we have raised capital through the issuance of equity to fund future growth until we operate above the break-even point. We continually evaluate opportunities to sell additional equity or debt securities, or obtain credit facilities from lenders, to strengthen our financial position. Raising of additional capital may reduce the value, perhaps substantially, of the commercialization of our bioscience technology. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. Interest on any additional debt taken on will increase our expenses. There is no guarantee that we will be able to obtain capital on terms acceptable to us, or at all. Insufficient funds may require that we: (i) delay, scale back or eliminate some or all of our research and product development programs; (ii) license to third parties the right to commercialize products or technologies that we would otherwise commercialize; or (iii) reduce or cease operations.

Acceptance of New Products and Technology
We have begun marketing our new antimicrobial silver ion technology to industrial markets, including healthcare, dental, veterinary and food processing, as well as to consumer products markets. We also have begun marketing our environmentally safe pesticides. These products have not yet been accepted into the marketplace. Risks involved in introducing these new products include liability for product effectiveness and competition from existing or emerging sources.

Approval by Government Agencies
Government regulation in the United States and in other countries is a significant factor in the development, manufacturing and marketing of many of our products and in our ongoing research and development activities. Complying with applicable government regulations and obtaining necessary clearances or approvals can be time consuming and expensive, and there can be no assurance that regulatory review will not involve delays or other actions adversely affecting the marketing and sale of our products. We also cannot predict the extent or impact of future legislation or regulation.

Some of our new bioscience applications for the healthcare markets and food preparation markets will require approval by government agencies prior to marketing or sale in the United States. We have not yet applied for Food and Drug Administration or Department of Agriculture approval. If these applications are not approved, we will not be able to market or sell such products, which would limit the revenues which may be realized from these products. Even after approval, we will remain subject to changing governmental policies regulating antimicrobial products. We also intend to take these technologies to the international marketplace, and international business carries a great deal of risk with regard to foreign governments, banking and markets.

Competition
Our silver ion, pesticide and other products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon developing brand recognition and distribution methods. Many of our competitors already have well established brands and distribution, as well as many times our financial ability. Focused competition by such chemical and pharmaceutical giants could substantial limit our potential market and ability to profit from these products.

Patents and Intellectual Property
We rely and may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and business. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our proprietary technology or otherwise obtain and use information that we regard as proprietary.

We have filed for U.S. and foreign patent applications and trademark registrations for our patents and trademarks. It is possible that competitors or others will create and use products in violation of our patents and/or adopt service names similar to our service names. Such patent infringement could have a material, adverse effect on our business. Adopting similar names and trademarks by competitors could lead to customer confusion. Any claims or customer confusion related to our trademarks could negatively affect our business.

Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. If third parties prepare and file applications in the United States or other countries that claim trademarks used or registered by us, we may oppose those applications and may be required to participate in proceedings before the regulatory agencies who determine priority of rights to such trademarks. Any litigation or adverse priority proceeding could result in substantial costs and diversions of resources, and could seriously harm our business and operating results.

Finally, to the extent that we operate internationally, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a “first-to-file” trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademarks. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

Product Liability
As a business which manufactures and markets products for use by consumers, we may become liable for any damage caused by our products when used in the manner intended. Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above and may not be adequate to indemnify for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business and operating results.

Control by Management
As of May 22 2006, Michael L. Krall, President and Chief Executive officer of the Company, beneficially owned, including exercisable options, approximately 7.21% of the Common Stock. Further, as of May 22, 2006, the directors and officer of the Company, as a group, beneficially owned, including exercisable options and warrants, approximately 21.91% of the Common Stock. As a result, our management, and Mr. Krall in particular, are in a position to significantly influence the direction and policies of the Company, the election of the Board of Directors of the Company and the outcome of any other matters requiring stockholder approval.

Price and Trading Volume of Common Stock
Since going public in August 1996, the price and trading volume of our Common Stock has been highly volatile. The price has ranged from below $1 per share to over $7 per share. In addition, the monthly trading volume has varied from under 200,000 shares to over 3,000,000 shares. Over the past six (6) months, the daily closing price of the Common Stock has ranged from $0.73 to $2.95, and the monthly trading volume has varied from approximately 495,000 shares to approximately 3,500,000 shares. This volatility could adversely affect an Investor’s ability to sell the Shares and the available price for the Shares, including resulting in lower prices being available to an Investor if the Investor desires to sell his, her or its Shares at any given time.

Penny Stock
The Common Stock may be characterized as “penny stock” under SEC regulations. As such, broker-dealers dealing in the Common Stock may be subject to the disclosure rules for transactions involving penny stocks, which generally require that, prior to a purchase, the broker-dealer determine if purchasing the Common Stock is suitable for the applicable purchaser. The broker-dealer must also obtain the written consent of the applicable purchasers to purchase the Common Stock and disclose the best bid and offer prices available for the Common Stock and the price at which the broker-dealer last purchased or sold the Common Stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in the Common Stock, which could make it difficult for an investor to sell his, her or its Shares at any given time.

Shares Reserved for Issuance
We have reserved approximately 8,806,200 shares of Common Stock reserved for issuance which includes shares under equity compensation plans, vested and unvested options, and warrants. These shares have a weighted-average exercise price of approximately $1.03. Approximately 17,868,500 shares of Common Stock remain available for future issuance under equity compensation plans or otherwise. The exercise of options and common stock purchase warrants, and the sale of underlying shares, could have an adverse effect on the market for the Shares.

No Cash Dividends
We have never paid any cash dividends on the Common Stock and do not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of dividends on the Common Stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the Board of Directors of the Company may consider relevant.

Principal Reliance on Single Product
Our principal technology is an aqueous antimicrobial, silver dihydrogen citrate (“SDC”), a patented molecule which we sell as ready-to-use formulations and in concentrate form for incorporation into numerous third party products and applications. We expect that sales of SDC will constitute a substantial portion of net sales during the fiscal year ending July 31, 2006 and in future periods. Any material decrease in the overall level of sales of, or the prices for SDC, whether as a result of competition, change in consumer demand, or any other factor, would have a material adverse effect on our business, financial condition and results of operations.

Dilution
Investors may experience dilution in the net tangible book value of their investment upon the exercise of outstanding options and warrants granted under our stock option plans and other options, warrants and outstanding convertible securities (including the Placement Agent Warrants).

Anti-Takeover Provisions of Charter and By-Laws
Certain provisions of our charter and by-laws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest involving the Company that is not approved by the Board of Directors of the Company, even if such events may be beneficial to the interests of stockholders. For example, our Board of Directors, without stockholder approval, has the authority and power to issue all authorized and unissued shares of Common Stock and preferred stock which have not otherwise been reserved for issuance. Thus, assuming the sale of the Maximum Amount of Common Stock, our Board of Directors could issue approximately 17,688,000 shares of Common Stock (assuming offer and sale of the Maximum Amount of Common Stock) on such terms as the Board of Directors determines. The Board of Directors could also issue 5,000,000 shares of preferred stock and such preferred stock could have voting or conversion rights which could adversely affect the voting power of the holders of Common Stock. In addition, California law may contain provisions that have the effect of making it more difficult or delaying attempts by others to gain control of the Company.

Forward Looking Statements
Except for historical information, the information contained in this Prospectus and in the reports we have filed with the SEC contains “forward-looking” statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements contained in the Prospectus that are not historical facts. When used in this Prospectus, the words “expect,” “anticipate,” “intend,” “plan,”“believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those described in this “Risk Factors” section, our actual operating results and financial performance may prove to be very different from what might have predicted as of the date of this Prospectus or the dates of our reports filed with the SEC, as the case may be. The risks described herein address some of the factors that may affect our future operating results and financial performance.

Use of Proceeds

PURE Bioscience will not receive any of the proceeds from any sale of the selling securities holder shares; however, if all options and warrants are exercised, we will receive approximately $1,535,200. There are no commissions or expenses associated with the exercise of the options and warrants. We will apply these funds to working capital.

Determination of Offering Price

We are not offering any of the selling securities holders' securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders' shares; however, if all options and warrants are exercised, we will receive approximately $1,535,200. See "Selling Securities Holders" on page 9 and "Plan of Distribution" on page 12.

Selling Securities Holders

Selling Security Holder	Securities Owned		Securities Offered	Securities Owned After Offering	% After Offering

Eric A. Alden & Debra L. Alden	15,151		15,151	0	*
Robert W Allen & Susan M Allen JT/WROS	60,606		60,606	0	*
E H Arnold	60,606		60,606	0	*
Gary Arnold and Patricia Arnold Ten Com	60,606		60,606	0	*
Dennis Atchley (1)	358,301	(1)	50,000	308,301	1.30
Bart and Wendy Baker JTWROS	10,000		10,000	0	*
Greg Barnhill (2)	744,000	(2)	50,000	694,000	2.89
Thomas J Bean	30,303		30,303	0	*
Clyde Berg	30,000		30,000	0	*
Linda Berglas	10,000		10,000	0	*
Russell Bernier	80,000	(3)	80,000	0	*
John Bertsch Trust John Bertsch Trustee	30,303		30,303	0	*
Allison Bibicoff	116,666		116,666	0	*
Harvey Bibicoff (4)	751,522	(4)	751,522	0	*
Harvey Bibicoff and Jacqueline Bibicoff
Trustees of the Bibicoff Family Trust Dtd	25,000		25,000	0	*
5/16/00 (4)
Hillary Bibicoff	16,666		16,666	0	*
Phillip Bibicoff	34,847		34,847	0	*
Steven Botwinick	22,726		22,726	0	*
Alfred F. Bracher, III	60,606		60,606	0	*
Robert Brooks	30,000		30,000	0	*
Dennis Brovarone (5)	771,067	(5)	50,000	721,067	3.00
Gary Brownell (6)	814,905	(6)	50,000	764,905	3.18
Dominick Brunone	4,242		4,242	0	*
Michael Brunone	35,000	(7)	35,000	0	*
Andrew Buckland (8)	200,000	(8)	50,000	150,000	*
Fabian Calvo	6,060		6,060	0	*
Kenneth W Cleveland	15,151		15,151	0	*
John W Crow	15,151		15,151	0	*
CSL Associates, LP (9)	272,727		272,727	0	*
Ralph J Cuomo & Leslie L Cuomo JTWROS	5,000		5,000	0	*
Darich Associates c/o Jimmy Schneider (10)	6,060		6,060	0	*
Stephen Davison	83,500		83,500	0	*
Paul G. Detkin	15,151		15,151	0	*
Richard Duke	12,500		12,500	0	*
Frank M Durrance	30,303		30,303	0	*
Jack Erlanger	100,000		100,000	0	*
R. Jerry Falkner (11)	30,000		30,000	0	*
Brigitte Ferrada	100,000		100,000	0	*
Brigitte Ferrada Sep IRA	27,500		27,500	0	*
Raphael E Ferris	6,060		6,060	0	*
Art Finnel	25,000		25,000	0	*
Dennis Fortin	60,606		60,606	0	*
Harvey W. Freishtat	25,000		25,000	0	*
Stephen Friedl and Linda Friedland	12,121		12,121	0	*
Francine Garofalo	16,666		16,666	0	*
Robert P Giesen	10,000		10,000	0	*
Frank Gimenez & Philomena Gimenez JTWROS	6,060		6,060	0	*
John T Glancy & Lisa Glancy JTWROS	6,060		6,060	0	*
Neil Goldman	200,000		200,000	0	*
Gary L Gray	5,000		5,000	0	*
Gregory Family Trust dated 1989 Gordon	16,666		16,666	0	*
Gregory, Trustee
John C. Guttilla and Peggy Guttilla JTWROS	6,060		6,060	0	*
Douglas E. Hailey	31,000	(12)	31,000	0	*

Selling Security Holder	Securities Owned		Securities Offered	Securities Owned After Offering	% After Offering

Hillson Partnership LP (13)	363,636		363,636	0	*
Jeffrey G Hipp & Mary Ann Hipp JT/WROS	6,000		6,000	0	*
Joel E Hipp & Patricia N Hipp JTWROS	6,060		6,060	0	*
Tom Hirsch Maureen A Hirsch	6,060		6,060	0	*
Glenn R Hubbard	12,121		12,121	0	*
Iroquois Master Fund Ltd. (14)	200,000		200,000	0	*
Howard Isaacs (15)	225,000	(15)	225,000	0	*
J. W. Focused Growth Fund LP (16)	31,818		31,818	0	*
J Wild Fund, LP (17)	13,636		13,636	0	*
Ralph and Joanne Jenney	50,000		50,000	0	*
Howard A Kalka	30,303		30,303	0	*
Larry S Kaplan and Maria B Kaplan JTWROS	6,060		6,060	0	*
Robert D Katchke	6,060		6,060	0	*
William Kehl	15,151		15,151	0	*
Charles E Klabunde Trust Charles E Klabunde	12,121		12,121	0	*
TTEE U/A Dated 4/9/03 219
Randall S Knox	20,000		20,000	0	*
Robert Koski	19,393		19,393	0	*
Michael L. Krall (18)	1,812,122	(18)	50,000	1,762,122	7.02
Levi D Kuhn	85,000		85,000	0	*
Michael G Kulik	15,151		15,151	0	*
John & Christine Lauro JTWROS	6,060		6,060	0	*
Tom Y Lee	200,000		200,000	0	*
Lewis Opportunity Fund LP (19)	100,000		100,000	0	*
Life Works Enterprises LLC (20)	500,000		500,000	0	*
Charles and Grace Lipson	30,303		30,303	0	*
Manuel Llerena	33,000		33,000	0	*
Peter Longo	15,151		15,151	0	*
Terri MacInnis (21)	73,000	(21)	73,000	0	*
Donald McCulloch & Jacquline McCulloch	12,121		12,121	0	*
JTWROS
Robert W Main TTEE Under The Robert W Main	20,606		20,606	0	*
Trust Dtd 9/7/05 3607
Scott Malin	55,006		55,006	0	*
Robert H Mapp	15,151		15,151	0	*
Meadow Ventures (22)	200,000		200,000	0	*
Meadowbrook Opportunity Fund LLC (23)	480,000		480,000	0	*
Martin Michaels	41,667		41,667	0	*
Tom C Mina	2,424		2,424	0	*
Ashok Kumar Narang	30,303		30,303	0	*
Robert Nathan	50,000		50,000	0	*
Bruce Newell	23,061		23,061	0	*
Newport Capital Holdings Inc. (24)	33,333		33,333
Marlan L. Nichols	55,000		55,000	0	*
Nite Capital LP (25)	303,030		303,030	0	*
Christine Nitz	12,121		12,121	0	*
Peter K. Nitz	90,303		90,303	0	*
Sandra P Nitz	70,303		70,303	0	*
Patrick Noto	16,666		16,666	0	*
Dr Richard V Nuttall & Annetta Mets Nuttall	5,000		5,000	0	*
JTWROS
Richard Oh	25,000	(26)	25,000	0	*
Vincent M Palmieri	30,000	(27)	30,000	0	*
Patience Partners (28)	10,000		10,000	0	*
Polaris Partners LP, Peter Melhado, General	250,000		250,000	0	*
Partner (29)
Powell Family Limited Partners c/o Ron	15,151		15,151	0	*
Powell
The Private Financing Group Inc. (30)	5,000		5,000	0	*

Selling Security Holder	Securities Owned		Securities Offered	Securities Owned After Offering	% After Offering

Michael T Prousis	15,151		15,151	0	*
David A Random	30,303		30,303	0	*
Mark Ravich	30,303		30,303	0	*
John J Resich Jr TTEE John J Resich Jr Ret	6,060		6,060	0	*
Trust
RFJM Partners LLC (31)	55,146		55,146	0	*
David Frank Rios & Margaret Jo Rios TTEE	30,303		30,303	0	*
Dtd 6-22-99
Michael Rivkind	20,000		20,000	0	*
IRA FBO Angel Rosario Pershing LLC as	9,994		9,994	0	*
Custodian Rollover Account
Allan Rubinstein	6,060		6,060	0	*
Terry Schaeffer	6,060		6,060	0	*
Jerry Schmitz & Norma Schmitz JT/WROS	6,060		6,060	0	*
Schottenfeld Qualified Associates LP (32)	242,424		242,424	0	*
Robert C. Schroeder	75,000	(33)	75,000
Scot Holding Inc (34)	15,151		15,151	0	*
Shadow Capitol LLC Attn B Kent Garlinghouse (35)	60,606		60,606	0	*
Patrick Sheedy	30,000		30,000	0	*
Paul Seid	25,000		25,000	0	*
Donna Singer (36)	772,758	(36)	50,000	722,758	3.01
D. Michael Sitton (37)	877,000	(37)	500,000	377,000	1.59
Valdemar Skov	12,121		12,121	0	*
Kenneth Solomon & Monnye Gross JTWROS	12,121		12,121	0	*
William Spielberger	12,121		12,121	0	*
John Stanley	50,000		50,000	0	*
Brigitte & David Stetson JTWROS	20,000		20,000	0	*
Gray Strang	13,333		13,333	0	*
Richard Strang Jr	13,333		13,333	0	*
Richard W. Strang TTEE Strang Mechanical	13,333		13,333	0	*
Inc. Employees Retirement Tr 001
Swab Plus	200,000		200,000	0	*
Michael N. Taglich (38)	170,455	(38)	170,455	0	*
Robert F. Taglich (39)	109,849	(39)	109,849	0	*
IRA FBO Robert F Taglich Pershing LLC as	60,606		60,606	0	*
Custodian Rollover Account (39)
Eugene Trager	20,000		20,000	0	*
Trinad Capital Master Fund, Ltd. (40)	250,000		250,000	0	*
Natalie R Wensley	12,121		12,121	0	*
Edward H. Williams	22,000		22,000	0	*
Jacob Wizman	100,000		100,000	0	*
Gerald Zobel Trust U A/D 3/24/93 Gerald	10,000		10,000	0	*
Zobel TTEE & SUCC

*	Less than 1%

Except as noted below, the shares were issued in private placements of common stock and the selling shareholders have had no material relationship with PURE Bioscience within the last three years.

(1)	Mr. Atchley is the Corporate Secretary of PURE Bioscience. The shares were received through an equity compensation plan exercise. His ownership includes 240,000 shares issuable upon exercise of options
(2)	Mr. Barnhill is a Director of PURE Bioscience. The shares were received through an equity compensation plan exercise. His ownership includes 539,000 shares issuable upon exercise of options
(3)	Includes 30,000 shares issuable upon exercise of placement agent warrant
(4)	Includes 337,000 shares issuable upon exercise of options granted in connection with investor relations services and 39,522 shares issuable upon exercise of placement agent warrant
(5)	Mr. Brovarone is a Director of PURE Bioscience. The shares were received through an equity compensation plan exercise. His ownership includes 635,000 shares issuable upon exercise of options

(6)	Mr. Brownell is a Director of PURE Bioscience. The shares were received through an equity compensation plan exercise. His ownership includes 700,000 shares issuable upon exercise of options
(7)	Includes 30,000 shares issuable upon exercise of placement agent warrant
(8)	Mr. Buckland is the Chief Financial Officer and Principal Accounting Officer of PURE Bioscience. It is anticipated that the shares will be acquired though an equity compensation plan exercise. His ownership includes 200,000 shares issuable upon exercise of options
(9)	Charles Lipson, voting and investment control
(10)	Jimmy Schneider, voting and investment control
(11)	Shares issued in connection with investor relations services in 2003. We no longer have a relationship with Mr. Falkner
(12)	Includes 31,000 shares issuable upon exercise of placement agent warrant
(13)	Daniel Abramowitz, voting and investment control
(14)	Joshua Silverman, voting and investment control
(15)	Includes 225,000 shares issuable upon exercise of an option granted in connection with previously provided investor relations services. We no longer have a relationship with Mr. Isaacs
(16)	Jason Wild, voting and investment control
(17)	Jason Wild, voting and investment control
(18)	Mr. Krall is the Chairman, President and CEO of PURE Bioscience. The shares were received through an equity compensation plan exercise. His ownership includes 1,100,000 shares issuable upon exercise of options
(19)	W. Austin Lewis IV, voting and investment control
(20)	Donna Cash, voting and investment control
(21)	Ownership includes 63,000 shares issuable upon exercise of an option granted in connection with investor relations services
(22)	Bruce Evans, voting and investment control
(23)	Evan Greenberg, voting and investment control
(24)	Shares issued upon exercise of warrant issued in a private placement in January 2003. John Vasquez, voting and investment control
(25)	Chris Casey, voting and investment control
(26)	Includes 25,000 shares issuable upon exercise of placement agent warrant
(27)	Includes 20,000 shares issuable upon exercise of placement agent warrant
(28)	Robert Van Roijen, voting and investment control
(29)	Peter Melhado, voting and investment control
(30)	Jay Bartelstone, voting and investment control
(31)	Jeff Markowitz, voting and investment control
(32)	Rick Schottenfeld, voting and investment control
(33)	Includes 75,000 shares issuable upon exercise of placement agent warrant
(34)	Tom Pendergast, voting and investment control
(35)	B. Kent Garlinghouse, voting and investment control
(36)	Ms. Singer is the Executive Vice President and a Director of PURE Bioscience. The shares were received through an equity compensation plan exercise. Her ownership includes 700,000 shares issuable upon exercise of options
(37)	Mr. Sitton is a Director of PURE Bioscience. The shares were received in a private placement of stock. His ownership includes 377,000 shares issuable upon exercise of options.
(38)	Mr. Taglich is a principal of Taglich Brothers, Inc., a placement agent for PURE Bioscience. Mr. Taglich's ownership includes 72,349 shares issuable upon exercise of placement agent warrant
(39)	Mr. Taglich is a principal of Taglich Brothers, Inc., a placement agent for PURE Bioscience. Mr. Taglich's ownership includes 72,349 shares issuable upon exercise of placement agent warrant
(40)	Rob Ellin, voting and investment control

Plan of Distribution

We are not offering any of the selling securities holders’ securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders’ shares; however, if all options and warrants are exercised, we will receive approximately $1,535,200. The Selling securities holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling securities holder. If a selling security holder enters into an agreement after the date of this prospectus to sell its shares to a broker-dealer as a principal and that broker-dealer is acting as an underwriter, we will file a post-effective amendment to the registration statement containing this prospectus identifying the broker-dealer and disclosing required information on the plan of distribution. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

The distribution of the Selling securities holders shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.	Over-the-counter market sales, or on such public markets as the common stock may from time to time be trading;
2.	Privately negotiated sales;
3.	Settlement of short sales entered into after the date of this prospectus;
4.	By writing of call options on the shares (whether such options are listed on an options exchange or otherwise). A call option is a contract whereby the option holder has a right to purchase the shares from the writer of the option for a set period of time at a pre-defined price;
5.	By purchasing put options (whether such options are listed on an options exchange or otherwise) and delivering the shares to the writer of the option. A put option is a contract whereby the option holder has a right to sell the shares to the writer of the option for a set period of time at a pre-defined price; or
6.	Any combination of these methods of distribution.

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the selling securities holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A selling securities holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A selling securities holder may pledge the shares from time to time in connection with such Selling securities holder’s financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this prospectus. We will not receive any of the proceeds from the sale of any of the shares by the selling securities holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling securities holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling securities holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

Penny Stock Rules / Section 15(g) of the Exchange Act

Our shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated there under. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors who are generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules. Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the NASD’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

The application of the penny stock rules may affect your ability to resell your shares due to broker-dealer reluctance to undertake the above-described regulatory burdens

Legal Proceedings

In November 2004, we received a $14.2 million award resulting from a binding arbitration proceeding against NVID International, Inc. through the American Arbitration Association International Centre for Dispute Resolution. As a result, our royalty and other contractual obligations to NVID were legally terminated. Our October 2003 arbitration action against NVID International and Falken Industries, Ltd., sought damages and relief from continued and ongoing public dissemination of false, misleading and disparaging statements. In March 2006, our November 2004 arbitration award against NVID was confirmed by the US District Court, Southern District of California, as a federal judgment.

In October 2005, we received a further $3.64 million award, including costs, resulting from the binding arbitration proceeding against Falken Industries. The October 2005 arbitration award against Falken Industries, Ltd. was confirmed by Judge M James Lorenz of the US District Court, Southern District of California by an Order dated January 18, 2006. The Clerk of the Court entered judgment in accordance with the award of the arbitrator on January 20, 2006. The judgment was unopposed; however, Falken Industries, Ltd. subsequently filed a motion to set aside the Court’s Order and the resulting judgment. The matter has been briefed and is now before the Court.

In June 2004, we filed an arbitration action against Nickel Ltd. and Falken Industries Ltd., case number 50 T 133 00319 04, for breach of contract regarding a license for Axen30. Nickel resisted arbitration, however on September 30, 2005, the US District Court, Southern District of California ordered Nickel to arbitration. The arbitration is in progress. The hearing on the merits, originally scheduled in April 2006 has been continued until June 12, 2006. Falken Industries was not part of the District Court matter to compel arbitration, and has now refused to be a part of this arbitration procedure. On December 16, 2005, we filed a separate lawsuit against Falken Industries, Ltd. in the US District Court, Southern District of California for breach of contract, injunctive relief, trade libel, and declaratory relief regarding a license for Axen30 originally issued to Nickel, Ltd. On December 22, 2005, Nickel, Ltd. filed for declaratory relief with the American Arbitration Association International Centre for Dispute Resolution to clarify the parties’ obligations under the Umbrella Agreement and the Axen30 License Agreement.

Nickel Ltd. has recently filed two lawsuits under the jurisdiction of the Tribunal De Commerce De Paris. The first of these actions was filed on October 26, 2005 against us under an agreement (the “Super Distribution Agreement”) signed in January 2003, seeking an award in the amount of approximately $14.6 million, including damages. The second lawsuit was filed on November 21, 2005 against Carline America, a Nevada corporation, and us, also under the Super Distribution Agreement. Carline America was established by us solely for the Super Distribution Agreement but never commenced operations or issued shares due to Nickel’s breach of contract. This second lawsuit seeks an award in the amount of approximately $21.9 million including damages from Carline, and also seeks to hold us liable for the full amount. In January 2006, Emile Gouiran, Nickel, Ltd. and Falken Industries, Ltd. filed a defamation lawsuit under the jurisdiction of the Tribunal De Commerce De Paris against Michael L. Krall, Dennis Atchley, PURE Bioscience, PURE’s legal counsel, and other parties. We are currently, with our French counsel, evaluating the three lawsuits; however, we believe each suit is frivolous, maliciously false, and wholly without merit. These recent suits follow four previous suits brought by Nickel against us in France, all of which were dismissed by the respective French courts.

Directors and Executive Officers

        The executive officers and directors of PURE Bioscience and their ages are as follows:

Name	Age	Position	Held Position Since
Michael L. Krall Andrew J. Buckland Donna Singer Gary Brownell, CPA Dennis Atchley, Esq. Greg Barnhill Dennis Brovarone D. Michael Sitton Tommy G. Thompson	54 43 36 54 56 51 50 56 64	President, CEO, Chairman, Director CFO, Principal Accounting Officer Executive Vice President, Director Director Secretary Director Director Director Director	1992 2005 1998 1996 1996 2001 1996 2006 2006

The Directors serve until their successors are elected by the shareholders. Vacancies on the Board of Directors may be filled by appointment of the majority of the continuing directors. The executive officers serve at the discretion of the Board of Directors except as subject to the employment agreement with Mr. Krall.

Business Experience
DENNIS B. ATCHLEY, ESQ. Mr. Atchley is the Secretary of PURE Bioscience and currently practices as a sole practitioner in Oceanside, California handling corporate and business related litigation matters. A 1973 graduate of Loyola Marymount University in Los Angeles and a 1976 graduate of California Western School of Law in San Diego, California, Mr. Atchley is a member of the California Bar, the San Diego County Bar Association, and the Consumer Attorneys of San Diego. .

GREGORY H. BARNHILL Mr. Barnhill is a Partner and member of the Board of Brown Advisory Securities, LLC. Previously, Mr. Barnhill served as Managing Director of North American Equity Sales at Deutsche Banc Alex.Brown Inc., Baltimore, MD. He joined the firm in 1975, following his graduation from Brown University with an AB degree in economics.

DENNIS BROVARONE Mr. Brovarone has been practicing corporate and securities law since 1986 and as a sole practitioner since 1990. He was elected to the Company’s Board of Directors in April 1996. From January 2002 to the present, Mr. Brovarone serves on the Board of Directors of Shannon International, Inc., a publicly held Nevada corporation.

GARY W. BROWNELL Mr. Brownell served as the CFO for PURE Bioscience from 1996 through June 2005 and has been a Director of PURE Bioscience since 1996.

ANDREW J. BUCKLAND Mr. Buckland joined PURE Bioscience as its Chief Financial Officer in 2005. Prior to joining PURE, Mr. Buckland served as Vice President of Finance at Cardionet, Inc. Previous to that, Mr. Buckland served as Chief Financial Officer and as Chief Accounting Officer of Advanced Tissue Sciences, a public biotechnology company based in San Diego. He earned an MBA from the University of California, Irvine and a BA (with Honors) from the University of the West of England Business School.

MICHAEL L. KRALL Mr. Krall is the President, CEO and Chairman of the Board of Directors of PURE Bioscience, a position he has held since 1993.

DONNA SINGER Ms. Singer is the Executive Vice President of PURE Bioscience and has been a director since 1997. From 1996-1998, Ms. Singer served as Vice President of Operations for the Company.

D. MICHAEL SITTON Mr. Sitton owns Sitton Properties, a commercial real estate development corporation with current holdings in Missouri, Oklahoma, Kansas, Arkansas and Texas. Mr. Sitton also owns American Ramp Transit and is a controlling partner in Blue Sky Realty, Polo Outdoor Media, Power Plus Igniter, Silverhorn Holdings and Enviroguard Sciences LLC.

TOMMY G. THOMPSON Secretary Thompson is currently the Independent Chairman of the Deloitte Center for Health Solutions, a partner at the law firm of Akin Gump Strauss Hauer &Feld, and President of Logistics Health Incorporated. Secretary Thompson served as HHS Secretary from 2001 to 2005 and as Governor of Wisconsin from 1987-2001. Secretary Thompson also serves as a director on the boards of Centene Corporation and CR Bard, Inc.

Family Relationships There is no family relationship between any Director, executive or person nominated or chosen by PURE Bioscience to become a Director or executive officer.

Audit Committee
The Board of Directors does not have an audit committee. The functions of the audit committee are currently performed by the entire board of directors. PURE Bioscience is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. PURE Bioscience may establish an audit committee in the future if the board determines it to be advisable or we are otherwise required to do so by applicable law, rule or regulation.

As the board of directors does not have an audit committee, it therefore has no “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-B. In general, an “audit committee financial expert” is an individual member of the audit committee who understands Generally Accepted Accounting Principles and financial statements; is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements; understands internal controls over financial reporting, and understands audit committee functions.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of the Company’s Common Stock beneficially owned as of May 22, 2006 by individual directors and executive officers and by all directors and executive officers of the Company as a group. Based upon a review of the Company’s shareholders list as of May 22, 2006, there are no registered holders of five percent or more of the Company’s Common Stock. As of May 22, 2006, there were 23,456,506 shares outstanding.

Name and Address of Beneficial Owner	Title	Common Stock Ownership	Percentage of Shares Outstanding (%)

Dennis Atchley	Secretary	358,301 (1)	1.51
1725 Gillespie Way
El Cajon, CA 92020

Gregory Barnhill	Director	744,000 (2)	3.09
1725 Gillespie Way
El Cajon, CA 92020

Dennis Brovarone	Director	771,067 (3)	3.20
1725 Gillespie Way
El Cajon, CA 92020

Gary Brownell	Director	814,905 (4)	3.38
1725 Gillespie Way
El Cajon, CA 92020

Andrew J. Buckland	Chief Financial Officer,	200,000 (5)	0.85
1725 Gillespie Way	Principal Accounting Officer
El Cajon, CA 92020

Michael L. Krall	President, CEO/Chairman	1,821,122 (6)	7.21
1725 Gillespie Way
El Cajon, CA 92020

Donna Singer	Executive VP, Director	722,758 (7)	3.21
1725 Gillespie Way
El Cajon, CA 92020

D. Michael Sitton	Director	877,000 (8)	3.62
1725 Gillespie Way
El Cajon, CA 92020

Tommy G. Thompson	Director	196,000 (9)	0.83
1725 Gillespie Way
El Cajon, CA 92020

Directors and Officers as a Group
(9 individuals)		6,546,153 (10)	21.91

(1)	Includes presently exercisable options to acquire up to 240,000 shares.
(2)	Includes presently exercisable options to acquire up to 539,000 shares.
(3)	Includes presently exercisable options to acquire up to 635,000 shares.
(4)	Includes presently exercisable options to acquire up to 700,000 shares.
(5)	Includes presently exercisable options to acquire up to 200,000 shares.
(6)	Includes presently exercisable options to acquire up to 1,100,000 shares.
(7)	Includes presently exercisable options to acquire up to 700,000 shares.
(8)	Includes presently exercisable options to acquire up to 377,000 shares.
(9)	Includes presently exercisable options to acquire up to 196,000 shares.
(10)	Includes presently exercisable options held by all of the above officers and directors to acquire up to 4,687,000 shares.

Description of Securities

We are authorized to issue up to 50,000,000 shares of its no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors. 8,157,376 shares of common stock of PURE Bioscience and 1,020,220 shares of common stock of PURE Bioscience issuable upon exercise of options and warrants are being offered by the Selling Securities Holders. The options and warrants include the following issuances: (1) A total of 395,220 warrants were issued to the placement agents in connection with that firm’s placement of shares sold in March 2006. These warrants entitle the holders to acquire up to 395,220 shares of common stock at $ 2.556 per share on or before March 24, 2011; (2) an option on a total of 225,000 shares was issued in March 2005 in connection with investor relations services. This option entitles the holder to acquire up to 225,000 shares of common stock at $1.00 per share on or before March 18, 2007; (3) two options totaling 350,000 shares were issued in February 2005 in connection with investor relations services. This option entitles the holders to acquire up to 350,000 shares of common stock at $0.75 per share on or before February 14, 2008; and (4) an option totaling 50,000 shares was issued in December 2005 in connection with investor relations services. This option entitles the holder to acquire up to 50,000 shares of common stock at $0.75 per share on or before February 14, 2008.

Experts and Interest of Named Counsel

Miller and McCollom, Certified Public Accountants, Lakewood, Colorado our independent registered public accounting firm, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in its audit report. Miller and McCollom has presented its report with respect to our audited financial statements. We have included these financial statements in the prospectus in reliance on the report of Miller and McCollom, given on its authority as experts in account and auditing.

Dennis Brovarone, Esq., 1725 Gillespie Way, El Cajon, California, is a Director of PURE Bioscience. Mr. Brovarone served as our expert in connection with the registration statement and received a $15,000 fee in connection with the registration statement and this prospectus.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Our Articles of Incorporation and Bylaws include an indemnification provision under which we have agreed to indemnify our directors and officers from and against certain claims arising from or related to future acts or omissions as a director or officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Organization within Last Five Years

PURE Bioscience was incorporated in the State of California on August 24, 1992, to pursue the immediate business of manufacturing and marketing the Fillmaster® pharmaceutical water purification and dispensing equipment line.

In September 2003, shareholders approved a name change from Innovative Medical Services to PURE Bioscience. The name change reflected our increasing focus on the development and commercialization of our silver dihydrogen citrate antimicrobial technology.

In May 2005, we sold the assets of our Water Treatment Division, which included the Fillmaster® line of products, to Maryland-based Innovative Medical Services, LLC for $2,375,000. At closing, we received $1,950,000 in cash and a promissory note in the amount of $425,000. In June, we received a cash payment of $225,000, and in August, subsequent to the end of the fiscal year, we received the balance of $200,000 plus interest on the promissory note. As a result of the sale, we are now primarily focused on further development and commercialization of our silver dihydrogen citrate antimicrobial technology.

Description of Business

PURE Bioscience was incorporated in the State of California in 1992 as a provider of pharmaceutical water purification products, however we are now developing into markets with broader potential with new, proprietary bioscience products based upon our patented silver ion antimicrobial technologies and patent pending boric acid based pesticide technologies. In May 2005, we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC for $2,375,000. We used a portion of the proceeds of the sale to retire substantially all debt, and the remainder to capitalize the continuing commercialization of our current and future bioscience products.

Bioscience Technology
Our flagship bioscience technology is an aqueous disinfectant, Silver Dihydrogen Citrate (“SDC”). A patented new molecule, SDC is an electrolytically generated source of stabilized ionic silver that can serve as the basis for a broad range of products in diverse markets. SDC liquid is colorless, odorless, tasteless, non-caustic and formulates well with other compounds. As a platform technology, our SDC-based antimicrobial is distinguished from competitors in the marketplace because of its superior efficacy combined with reduced toxicity. We produce and market pre-formulated, ready-to-use products, as well as varying strengths of SDC concentrate as an additive or raw material for inclusion in other companies’ products.

We currently have Environmental Protection Agency (EPA) registration for our 2400-parts per million (ppm) technical grade SDC concentrate (trade name Axenohl®) as well as for our Axen® and Axen®30 hard surface disinfectant products for commercial, industrial and consumer applications including restaurants, homes and medical facilities. The Axen30 EPA registration includes a 30 second kill time on standard indicator bacteria, a 24 hour residual kill on standard indicator bacteria, a 2 minute kill time on some resistant strains of bacteria, 10 minute kill time on fungi, 30 second kill time on HIV Type I, and 10 minute kill time on other viruses. These claims distinguish the efficacy of Axen30 from many of the leading commercial and consumer products currently on the market, while maintaining lower toxicity ratings. Based on the EPA toxicity categorization of antimicrobial products that ranges from Category I (high toxicity) down to Category IV, Axen30 is an EPA Category IV antimicrobial for which precautionary labeling statements are normally not required. This compares with Category II warning statements for most leading brands of disinfectant products.

Our technology also shows promise as a broad-spectrum antimicrobial and anti-fungal for use in human and veterinary healthcare products. We have chosen to pursue approvals through the U.S. Food and Drug Administration (FDA) by partnering with Therapeutics, Incorporated, which has assumed responsibility for funding and managing the testing and regulatory process for selected potential FDA regulated SDC-based products. Therapeutics, Incorporated is focusing on development of SDC-based products for the treatment of bacterial, viral and fungal mediated diseases and conditions, beginning with women’s health products and acne treatment products. Therapeutics, Incorporated expects its development work will result in multiple Investigational New Drug (IND) filings with the US FDA.

We also market a patent-pending pesticide technology, Triglycylboride™ which, like SDC, provides effective results without human toxicity and is an alternative to traditional poisons. Triglycylboride has been formulated into EPA registered RoachX® and AntX™, the key products in our Innovex® line of pest control products. In addition, the Innovex® line features our EPA-exempt non-toxic TrapX® rodent lure, and our EPA registered CleanKill™, the SDC-based hard surface disinfectant for the pest control industry. The pest control products are being marketed to both commercial pest control and consumer products companies.

Competition
Our silver ion, pesticide and other products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon developing brand recognition and distribution methods. Many of our competitors already have well established brands and distribution, as well as many times our financial ability. Focused competition by such chemical and pharmaceutical giants could substantial limit our potential market and ability to profit from these products.

Manufacturing
We manufacture and blend the silver dihydrogen citrate products in our manufacturing facility at our corporate headquarters. As production quantities increase, we may choose to outsource blending and packaging operations; however, we plan to maintain the manufacturing operation for our silver dihydrogen citrate concentrate. Silver, the primary active ingredient, is a readily available commodity, and the other active and inactive ingredients of silver dihydrogen citrate are readily available from chemical supply companies.

We manufacture RoachX, AntX and TrapX in our manufacturing facility at our corporate offices and outsource some of the packaging functions. The active and inactive ingredients of these products are readily available through multiple manufacturers in the US and abroad.

Principal Reliance on Single Product
Our principal technology is an aqueous antimicrobial, silver dihydrogen citrate (“SDC”), a patented molecule which we sell as ready-to-use formulations and in concentrate form for incorporation into numerous third party products and applications. We expect that sales of SDC will constitute a substantial portion of net sales during the fiscal year ending July 31, 2006. Any material decrease in the overall level of sales of, or the prices for SDC, whether as a result of competition, change in consumer demand, or any other factor, would have a material adverse effect on our business, financial condition and results of operations.

Patents and Trademarks
On November 30, 2001, we acquired the patent for our silver dihydrogen citrate and its method of making. We previously licensed the use of this patent. We purchased the patent for 700,000 shares of our common stock plus certain expenses.

The first United States patent for silver dihydrogen citrate was issued on March 6, 2001, and a supplemental patent has been filed to cover the substitution of 14 other organic acids for citric acid in the formulation. In June 2003, we received a second United States patent granted for silver dihydrogen citrate that covers the formulation of the aqueous disinfectant in combination with ethyl alcohol. In addition, PURE has received patents in Australia and New Zealand as well as in the EAPC (Eurasian Patent Community) and the OAPI (Organisation Africaine de la Propriete Intellectuelle). Patent applications are pending in Brazil, Canada, China, Japan, Mexico, the EPO (European Patent Office) and the ARIPO (African Regional Industrial Property Organization). These foreign patent applications were filed through the Patent Cooperation Treaty and were published by the World Intellectual Property Organization (www.wipo.org) as Number WO 99/18790 on April 22, 1999.

In May 2004, we filed an additional United States patent covering multiple potential uses for our SDC technology including the treatment of specific types of bacteria, fungus and viruses, as well as medical treatment and the preservation of consumable and non-consumable products. The additional Disinfectant and Method of Use patent application was the seventh SDC related patent application filed in the United States covering inventive aspects of manufacturing, composition and formulations of our SDC technology. In addition, in August 2004, we filed a utility patent application to protect our proprietary silver dihydrogen citrate disinfectant in combination with other antimicrobial compounds, including quaternary ammonia, oxidizers or halogens such as chlorine, bromine or iodine.

In August 2004, we filed a utility patent application to protect our proprietary silver dihydrogen citrate disinfectant in combination with other antimicrobial compounds, including quaternary ammonia, oxidizers or halogens such as chlorine, bromine or iodine.

In November 2004, we filed a utility patent application to protect anhydrous, or crystalline, silver dihydrogen citrate antimicrobial compositions, processes of making and methods of use.

A patent application for RoachX and related products was filed in February 1998 to protect a nonaqueous form of insecticide consisting of a desiccant, preferably boric acid, with additional ingredients for binding, stability and target insect attraction.

We own the registered trademarks or trademark applications for PURE Bioscience™, Axenohl®, Axen®, Silvérion®, Kinderguard™, Innovex™, RoachX®, AntX®, TrapX® and Medifier®.

Government Regulation and Approval
We manufacture and sell pesticide and antimicrobial products that are regulated by the U.S. Environmental Protection Agency (U.S. EPA) under Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). We have five products registered by the U.S. EPA; two pesticides, AntX and RoachX, and three antimicrobial pesticides, Axen, Axen30 and Axenohl. As we continue to develop new products, we will require a registration from the US EPA in order to market our products in the United States. There is no guarantee that the US EPA will grant a registration for the products we submit.

In addition, each of the 50 United States has its own government agency that regulates pesticide sales into their state. Prior to distributing a product into any of these states, a registration from the state is required. We market our pesticide and antimicrobial products to third party distributors who are responsible for obtaining these state registrations. Should we begin to directly market our own brands, we would first need to obtain a registration for each state to which we will distribute product.

We have chosen to pursue approvals through the U.S. Food and Drug Administration (FDA) by partnering with Therapeutics, Incorporated, which has assumed responsibility for funding and managing the testing and regulatory process for potential FDA regulated silver dihydrogen citrate-based products. Therapeutics, Incorporated is focusing on development of silver dihydrogen citrate-based products for the treatment of bacterial, viral and fungal mediated diseases and conditions. Therapeutics, Incorporated expects its development work will result in multiple Investigational New Drug (IND) filings with the US FDA. There is no guarantee that the US FDA will grant approvals for the products we or our partners may submit.

In addition, if we should be begin to sell our products internationally, we will have to gain all necessary regulatory approvals or registrations in each specific country in which our products would be sold. We are not currently selling product outside of the US and have not begun to undertake obtaining any international regulatory approvals or registrations.

We are unaware of any other existing or probable governmental regulation that would affect our business, but there is no guarantee that our business will not be impacted by additional federal or state regulations.

Research and Development
Research and Development costs that have no alternative future uses are charged to operations when incurred and are included in operating expenses. The total amounts we charged to Research and Development expense were $1,357,000 and $1,133,000 in the fiscal years ended July 31, 2005 and 2004, respectively.

Costs and Effects of Compliance with Environmental Laws
There is an annual fee of $3,600 per product to maintain the registration with the U.S. EPA. The maximum fee is $151,000 for 68 or more product registrations. The current annual fees for registering a pesticide or antimicrobial in all 50 states are approximately $10,200.

Employees As of May 22, 2006, we employ thirteen people, twelve of whom are full-time employees.

Where You Can Get More Information

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “PURE.” We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of our documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov.

Management’s Discussion and Analysis

Results of Operations for the Three Months Ended January 31, 2006 Versus Three Months Ended January 31, 2005
In May 2005 we sold the assets of our Water Treatment Division and are now completely focused on the development of our bioscience technologies. In the financial statements included in this Report on Form 10Q-SB, the Water Treatment division is included as a Discontinued Operation in the Consolidated Statements of Operations and Cash Flows presented for comparative purposes relating to the periods ending January 31, 2005.

We are at an early stage in the development and marketing of our bioscience technologies in highly competitive markets, and we anticipate that market acceptance of our novel technology may be a long term achievement. Even when our SDC products have been approved by regulatory authorities and are available for commercial sale, there is often an extended period of time in which potential users formulate and test them before committing to significant purchases. Each formulation of our products requires regulatory approval for each respective jurisdiction in which it is sold, and in addition to competitive challenges, we believe that the investment necessary to pursue research, testing and regulatory approval for SDC-based products will continue to be significant. However, we believe we are in a position to accelerate additional regulatory approvals and negotiate distribution, development and marketing agreements for the inclusion of SDC into multiple global products. For example, during the quarter ended January 31, 2006, we announced that we had entered into a supply and distribution agreement with Enviroguard Sciences LLC, initially for the supply and distribution of our hard surface disinfectant. As a result of this and other agreements, we expect sales of our SDC-based products and, to a lesser extent, our pesticide products, to accelerate in future periods.

During the quarter ended January 31, 2006, revenues of $59,400 increased by 17% over the quarter ended January 31, 2005. Gross profit for the quarter ended January 31, 2006 was $30,300 versus $36,900 in the same quarter of the prior fiscal year. The gross margin percentage declined from 72% to 51% over the same period, primarily as we are now absorbing the overhead costs of our manufacturing facility over a smaller number of products. During the quarter ended January 31, 2005, we absorbed such costs over the products of the Water Treatment Division in addition to our bioscience products.

Operating costs increased from $799,539 in the quarter ended January 31, 2005, to $949,579 in the quarter ended January 31, 2006. Included in these totals, selling expenses declined by $57,609, to $143,856 in the current quarter compared with the same quarter in the prior fiscal year, primarily due to consulting expense in the prior year period related to the introduction of our silver dihydrogen citrate product to new partners. General and administrative expenses increased by $359,870, to $571,184 in the quarter ended January 31, 2006, compared with the quarter ended January 31, 2005. The increase in expense for the most recent quarter is primarily due to the issuance of stock options for, and other expenses related to, investor relations and investment consulting services. In addition and to a lesser extent, insurance, legal and accounting fees increased year over year. Research and development costs, including patent, license and product registration expenditures, declined by $152,221 or 39.4% over the same period, primarily due to a reduction in patent related legal fees. In the quarter ended January 31, 2006, research and development expense was $234,500, and was primarily related to the continuing development of our silver dihydrogen citrate technology.

Our net loss from operations, excluding earnings from the Water Treatment Division prior to its sale, increased by $147,300, from a net loss of $771,800 in the quarter ended January 31, 2005 to a net loss of $919,200 in the quarter ended January 31, 2006. Earnings from the Water Treatment Division in the quarter ended January 31, 2005, shown in the Statements of Operations as “Income from discontinued operations,” were $241,000, resulting in a consolidated net loss in the prior period of $530,800.

Results of Operations for the Six Months Ended January 31, 2006 Versus Six Months Ended January 31, 2005
In the financial statements included in this Report on Form 10Q-SB, the Water Treatment division, which was sold in May 2005, is included as a Discontinued Operation in the Consolidated Statements of Operations and Cash Flows presented for comparative purposes relating to the periods ending January 31, 2005.

During the six months ended January 31, 2006, revenues of $114,600 increased by 50% over the six months ended January 31, 2005. Gross profit for the six months ended January 31, 2006 was $70,600 versus $54,600 in the same period of the prior fiscal year. The gross margin percentage declined from 71% to 62% over the same period, primarily as we are now absorbing the overhead costs of our manufacturing facility over a smaller number of products. In the prior fiscal year we absorbed such costs over the products of the Water Treatment Division in addition to our bioscience products.

Operating costs increased from $1,452,100 in the six months ended January 31, 2005, to $1,591,900 in the six months ended January 31, 2006. Included in these totals, selling expenses declined by $52,700, to $241,700 in the current period compared with the same six months in the prior fiscal year, primarily due to consulting expense in the prior year period related to the introduction of our silver dihydrogen citrate product to new partners. General and administrative expenses increased by $379,016, to $866,700 in the six months ended January 31, 2006, compared with the six months ended January 31, 2005. The increase in expense is primarily due to the issuance of stock options for, and other expenses related to, investor relations and investment consulting services. In addition and to a lesser extent, insurance, legal and accounting fees increased year over year. Research and development costs, including patent, license and product registration expenditures, declined by $186,509 or 27.8% over the same period, to $483,500 for the six months ended January 31, 2006, primarily due to a reduction in patent related legal fees.

Our net loss from operations, excluding earnings from the Water Treatment Division prior to its sale, increased by $123,800, from a net loss of $1,397,500 in the six months ended January 31, 2005 to a net loss of $1,521,300 in the same period of the current fiscal year. Earnings from the Water Treatment Division in the six months ended January 31, 2005, shown in the Statements of Operations as “Income from discontinued operations”, were $391,200, resulting in a consolidated net loss in the prior period of $1,013,600.

Liquidity and Capital Resources
From inception through the present, we have financed our operations primarily through our initial public offering in August of 1996, by subsequent private placement stock sales, and in May 2005 by the sale of our Water Treatment Division.

In March 2005 we paid off a $300,000 convertible debenture and had $535,000 in loans forgiven in partial consideration for the return of a trust deed. In addition, in May 2005 we paid off a $600,000 line of credit and a $90,000 loan. As a result of these transactions, we currently have no long-term debt.

In May 2005, we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC (IMS LLC) for $2,375,000. IMS LLC also assumed all liabilities associated with the Division. At closing, we received $1,950,000 in cash and a promissory note in the amount of $425,000. In June 2005, we received a cash payment of $225,000, leaving a $200,000 promissory note (“Notes receivable”) on the Consolidated Balance Sheet as at July 31, 2005. During the first quarter of the current fiscal year, we received the balance of $200,000 plus interest of $3,900 on the promissory note.

We agreed to continue to fund the working capital of IMS LLC subsequent to the sale of the Water Treatment Division, until such time as IMS LLC had in place their appropriate legal and tax registrations, in order to enable the continuation of payroll and an uninterrupted supply of materials and components for the business. At July 31, 2005, we had funded $132,521 of working capital on IMS LLC’s behalf, as shown in “Other receivables” on the balance sheet as at July 31, 2005. During the first quarter of the current fiscal year, in addition to the payment of the promissory note, IMS LLC reimbursed us for the working capital we had provided subsequent to the sale. We are no longer providing any working capital for IMS LLC.

As at January 31, 2006 we had current assets of $268,300, a decrease of $670,800 from July 31, 2005. In addition to the reduction in Notes receivable and Other receivables as discussed above, the decrease is due primarily to cash used in our operations as outlined in the analysis later in this section. At January 31, 2006 we had current liabilities of $374,200, an increase of $20,900 from July 31, 2005, with a reduction in accounts payable partially offsetting an $84,000 increase in accrued liabilities.

In the six months ended January 31, 2006, property, plant and equipment declined by $25,600 to $126,400, primarily due to asset depreciation only being partially offset by capital investment. Other assets increased by $451,200 over the six months through January 31, 2006, primarily due to the recording of unvested options as a prepaid asset (“Prepaid consulting”) which will be amortized over the life of associated consulting agreements. See Note 5 to the financial statements included in this Report on Form 10Q-SB for further details of this transaction. The $548,408 of prepaid consulting on the balance sheet as at January 31, 2006 was partially offset by an excess of patent amortization over patent capitalization during the six months through January 31, 2006, and approximately $30,000 of capitalized patents that were written off in the current fiscal year and which related to Water Treatment Division technology that was not acquired by IMS LLC. The capitalized value of patents and licenses at January 31, 2006, primarily related to our silver dihydrogen citrate technology, was $2,116,100.

Net cash outflows were $333,300 for the six months ended January 31, 2006. Excluding the receivables associated with the sale of the Water Treatment Division as discussed above, net cash outflows were $665,800. Net cash outflows for the same six months of the previous fiscal year were $276,400, excluding cash generated from the operation of the Water Treatment Division as a discontinued operation. Net operating cash outflows were $770,500 in the six months ended January 31, 2006 versus $812,400 in the same period in the prior fiscal year. While excluding the receivables associated with the sale of the Water Treatment Division when comparing the cash flows of the respective periods, the most significant factor in the increase in operating cash outflows is the use of working capital; in the six months ended January 31, 2005, accounts payable and accrued liabilities grew by $111,100, whereas in the same period of the current fiscal year they grew by $23,700. Additionally, cash flows related to investment in research and development and in protecting our technology through arbitration were greater in the current period than in the same period of the prior fiscal year.

Net cash provided by financing activities was $458,000 in the six months ended January 31, 2006, compared with $570,500 in the same period of the previous fiscal year. During the most recent six month period, we borrowed and repaid $80,000 in short-term loans, whereas in the period ended January 31, 2005 we received $90,000 from such loans and carried the loan on the balance sheet at the end of the period.

In the six months ended January 31, 2006, we received $458,000 from the proceeds of sales of common stock. In November 2005, we received $30,000 from the sale of 39,999 shares of common stock in a private placement to an accredited investor, for $0.75 per share. In the same month, an option was exercised on 50,000 shares at an exercise price of $0.53 per share, resulting in proceeds to us of $26,500, and in January 2006 an option was exercised on a further 50,000 shares at an exercise price of $0.53 per share, also resulting in proceeds to us of $26,500. Also in January 2006, we sold 500,000 shares of unregistered common stock for $375,000, or $0.75 per share, in a private placement to an unaffiliated, accredited investor.

With respect to all sales of our common stock made during the periods presented herein, we relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered solely to accredited or sophisticated investors, who were provided all of the current public information available on PURE Bioscience.

In the six months ended January 31, 2005, we received $480,500 from the proceeds of sales of common stock. Included in this amount were a private placement which consisted of 125,000 shares of common stock at a price of $.39 per share and a one-year option to purchase 12,500 shares of common stock at $1.50 valued at $1,154, for a total of $50,000; the sale of 80,000 shares of common stock for $40,000 ($0.50 per share); two private placements valued at $200,000 (366,667 shares of common stock at an average price of $0.5455 per share); the receipt of $150,000 from the exercise of 300,000 shares of common stock at $0.50 per share; a private placement of 60,000 shares of common stock at $0.49 per share and a one-year warrant to purchase 6,000 shares of common stock at $1.00 valued at $674, for a total of $30,000; and the receipt of $10,500 from the exercise of an employee option.

At January 31, 2006 we had remaining cash and cash equivalents of $72,600. Subsequent to the end of the quarter, we received $450,000 from the sale of 500,000 shares of unregistered common stock to Michael Sitton, a director of the Company, at $0.90 per share. We also we received $12,500 from the exercise of 25,000 options. However, our existing working capital will not be sufficient to fund our ongoing operations and our development plans. We are therefore currently seeking additional sources of capital to fund operations and investment in planned expansion. Future investments are expected to include development and expansion of our infrastructure and manufacturing capacity, product launches, research and development projects and regulatory submissions.

Also subsequent to quarter end, on March 27, 2006, the Company sold 3,952,209 shares of unregistered common stock to accredited investors at $1.65 per share. The purchase price per share represented approximately a 20% discount to the average closing bid price of the trailing five days ending March 17, 2006. The aggregate of shares sold represent approximately 21% of the prior outstanding shares. The net proceeds to the Company were approximately $5.96 million. A five-year Warrant to purchase 355,698 shares of common stock at $2.556 per share was issued to Taglich Brothers, Inc. as the placement agent. After other expenses associated with the private placement, total net proceeds are expected to be approximately $5.91 million. The net proceeds will be allocated to research and development, working capital and other general corporate purposes.

The Company has agreed to file a registration statement with the Securities and Exchange Commission within thirty days of the closing for purposes of registering the resale of the common stock issued and sold in the private placement.

With respect to the unregistered sales made, the Company relied on Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered to sophisticated investors who were provided all of the current public information available on the Company.

Valuation of Intangible Assets
SFAS 142 requires that goodwill and other intangible assets be tested for impairment on an annual basis, and in certain circumstances between annual tests. Recoverability of assets to be held for use is based on expectations of future discounted cash flows from the related operations, and when circumstances dictate, we adjust the asset to the extent the carrying value exceeds the fair value of the asset. Our impairment review process is based on the discounted future cash flow approach that uses our estimates of revenue driven by assumed market segment share and estimated costs. Also included in our analysis is an estimate of revenues expected from our agreement with Therapeutics, Incorporated. We have entered into an agreement with Therapeutics Inc. for the development and commercialization of certain FDA regulated silver dihydrogen citrate based products, where Therapeutics is responsible for all development activities and regulatory filings. In the agreement, Therapeutics Inc. has agreed to reimburse the Company for pre-contract acquisition and development costs of the silver dihydrogen citrate intellectual property as well as reimbursement for ongoing intellectual property costs associated with silver dihydrogen citrate. Following the reimbursement of both Therapeutics’ and our costs, depending on the type of product we will receive a minimum of 40% of all sales proceeds, licensing fees, royalty payments and all other forms of cash and non-cash consideration received by the two parties. We will also realize revenues from the sale of silver dihydrogen citrate raw material as an active ingredient.

Judgments made by us related to the expected useful lives of long-lived assets and our ability to realize discounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets and changes in economic and market conditions. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge, which would result in decreased results of operations and a decrease in the carrying value of these assets on our consolidated balance sheet.

Description of Property

Our business operates in a 13,067 square foot facility located in a light industrial/office park in El Cajon, California. This location houses all administrative, executive, sales, manufacturing and shipping functions. The space is leased from an unaffiliated third party under a sixty-five month agreement commencing on July 1, 1996. On May 14, 1996, we entered into an operating lease agreement for our home office which expires (under extension) in October 2006. As part of the agreement to sell the assets of the Water Treatment Division to Innovative Medical Services, LLC, we entered into a sublease agreement with IMS LLC which terminates concurrently with our master lease. Under the sublease agreement, IMS LLC occupies approximately 28% of the square footage of the facility and pays us $3,760 per month in rent. However the obligation for making payments under the master lease remains with us until the end of the current lease term.

Certain Relationships and Related Transactions

Effective January 2006, the Directors of PURE Bioscience elected D. Michael Sitton to the Board of Directors. In connection with his appointment to the Board and in accordance with Company policy, the Company granted Mr. Sitton a fully vested option to purchase 100,000 shares of Company stock at an exercise price of $0.85 per share. In late 2005, Sitton established Enviroguard Sciences LLC to market and sell PURE’s silver dihydrogen citrate-based products, beginning with the hard surface disinfectant. PURE has entered into a supply and distribution agreement with Enviroguard Sciences LLC, and has retained Sitton as a business development consultant. PURE has entered into a two-year consulting agreement with Sitton for domestic and international business development, the compensation for which is a fee of $12,500 per month and an option on one million seven hundred thousand shares of PURE Bioscience unregistered common stock which vests as follows:

Vesting Date Exercise Price Amount Vested	6/01/06 $1.00 277,000	12/01/06 $1.50 277,000	6/01/07 $1.75 296,000	12/01/07 $2.00 296,000	6/01/08 $2.50 277,000	12/01/08 $2.75 277,000

No family relationships exist between Mr. Sitton and PURE Bioscience, its directors or officers.

Effective February 23, 2006, the Directors of PURE Bioscience elected Tommy G. Thompson, former United States Secretary of Health and Human Services (HHS) and former four-term Governor of Wisconsin, to its Board of Directors. In connection with his appointment to the Board and in accordance with Company policy, the Company granted Secretary Thompson a fully vested option to purchase 100,000 shares of Company stock at an exercise price of $0.85 per share, fair market value on the date of the offer.

PURE has entered into a two-year consulting agreement with Secretary Thompson for domestic and international business development, the compensation for which is a fee of $12,500 per month and an option on six hundred thousand shares of PURE Bioscience common stock which vests as follows:

Vesting Date Exercise Price Amount Vested	6/01/06 $1.00 96,000	12/01/06 $1.50 96,000	6/01/07 $1.75 108,000	12/01/07 $2.00 108,000	6/01/08 $2.50 96,000	12/01/08 $2.75 96,000

PURE has entered into a non-exclusive supply and distribution agreement with Enviroguard Sciences LLC under which Enviroguard will market and sell PURE’s silver dihydrogen citrate-based products, beginning with the hard surface disinfectant. Secretary Thompson has an ownership stake in Enviroguard Sciences LLC.

No family relationships exist between Secretary Thompson and PURE Bioscience, its directors or officers.

Market for PURE Bioscience’s Common Equity and Related Stockholder Matters

(1)	Market Information: PURE Bioscience's common stock is traded on the Bulletin Board under the symbol "PURE."
(2)	High and Low Bid Prices: The following table sets forth high and low bid prices for each fiscal quarter, for the last two fiscal years and the recent two quarters of the current fiscal year as reported on Yahoo! Finance. Such quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not represent actual transactions.

Fiscal 2006			Fiscal 2005			Fiscal 2004
Quarter Ended	High	Low	Quarter Ended	High	Low	Quarter Ended	High	Low
January 31, 2006 October 31, 2005	$1.49 $1.05	$0.70 $0.68	July 31, 2005 April 30, 2005 January 31, 2005 October 31, 2004	$1.05 $1.22 $1.04 $0.55	$0.52 $0.63 $0.36 $0.35	July 31, 2004 April 30, 2004 January 31, 2004 October 31, 2003	$1.00 $1.00 $1.07 $1.07	$0.25 $0.25 $0.68 $0.53

(3)	Security Holders: As of May 22, 2006, we had approximately 287 holders of record of our common stock. This does not include beneficial owners holding common stock in street name. The closing price per share on May 22, 2006 was $2.25.
(4)	Dividend Plans: We have paid no common stock cash dividends and have no current plans to do so.
(5)	Preferred Stock: There are no shares of preferred stock presently outstanding.
(6)	Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation
plans approved by
security holders	4,823,460	$0.54	2,988,391

Equity compensation
plans not approved by
security holders	1,660,562	$0.87	1,658,000

Total	6,484,022	$0.63	4,646,391

The following equity compensation plans were not approved by security holders:

1.	2001 ETIH2O Stock Option Plan: Adopted by the Board in January 2001, there are 1,000,000 shares authorized under this Plan. The options have a five-year term with vesting ratably over a five-year period. Executive Officers and Directors are not eligible participants under this plan.

2.	2001 Consultants and Advisors Stock Option Plan: Adopted by the Board in January 2001, there are 500,000 shares authorized under this Plan. The options have a five-year term with vesting ratably over a five-year period. Executive Officers and Directors are not eligible participants under this plan.

3.	2004 Consultants and Advisors Stock Option Plan: Adopted by the Board in April 2004, there are 2,000,000 shares authorized under this plan. The options have a five-year term with vesting ratably over a five-year period. Executive Officers and Directors are not eligible participants under this plan.

Executive Compensation
Summary Compensation Table
The following table shows for the fiscal year ending July 31, 2005, the compensation awarded or paid by the Company to its Chief Executive Officer and any of the executive officers of the Company whose total salary and bonus exceeded $100,000 during such year (The “Named Executive Officers”):

SUMMARY COMPENSATION TABLE
				Long Term Compensation
	Annual Compensation			Awards	Payouts
Name and Principle Position	Year	Salary ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	All Other Compensation ($)
Michael L. Krall President/CEO	2005	172,308	0	480,000 Common	0

Michael L. Krall President/CEO	2004	168,000	0	0	0

Michael L. Krall President/CEO	2003	168,000	0	50,000 Common	0

No other executive officer earned more than $100,000 during the current fiscal year.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option/Values
The following table sets forth the number and value of the unexercised options held by each of the Named Executive Officers at July 31, 2005.

Aggregate Option Exercises in Last Fiscal Year and FY-End Option Values
Name	Shares Acquired on Exercise (#)	Value Realized at FY-End ($)	Number of Securities Underlying Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the Money Options at FY-End ($) Exercisable/Unexercisable
Michael L. Krall President/CEO	0	0	1,211,250 Common Shares/Exercisable	$353,281/Exercisable (1)

(1) Option value based on the difference between the exercise price of unexercised options and the average closing price of $0.82 for the 30 trading days ending July 31, 2005.

Employment Agreements and Executive Compensation
In April 1996, the Board of Directors approved a five-year employment agreement for Michael Krall, its President and Chief Executive Officer. Mr. Krall received a salary of $168,000 per year plus an amount equal to 3% of PURE Bioscience’s net income before taxes, if any, plus other benefits. The Board of Directors has extended Mr. Krall’s employment agreement for an additional year. In May 2005, the Board of Directors approved a salary increase to $200,000 per year for Mr. Krall.

Compensation of Directors
Directors are entitled to receive $300 plus reimbursement for all out-of-pocket expenses incurred for attendance at Board of Directors meetings. Directors, upon joining the Board, each receive an option on 100,000 shares at fair market value. Upon each subsequent anniversary thereof, each such Director will receive an option to purchase 50,000 shares of common stock at fair market value. The Plans also give the Administrative Committee discretion to award additional options.

Other Arrangements:  None

Termination of Employment and Change of Control Arrangement
There is no compensatory plan or arrangement with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with the Company, or from a change in the control of the Company.

PURE Bioscience
INDEX TO FINANCIAL STATEMENTS

The Board of Directors
PURE Bioscience

We have audited the accompanying consolidated balance sheets of PURE Bioscience as of July 31, 2005 and 2004, and the related statements of operations, stockholders’ equity and cash flows for the years ended July 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PURE Bioscience. and the results of its operations and its cash flows for the years ended July 31, 2005 and 2004, in conformity with generally accepted accounting principles in the United States of America.

/s/ MILLER AND McCOLLOM
MILLER AND McCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
October 28, 2005

CONSOLIDATED BALANCE SHEETS

	July 31
	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$405,888	$17,366
Accounts receivable, net of allowance for doubtful
accounts of $ 59,000 at July 31, 2004
8,000 at July 31, 2005	73,261	238,487
Other receivables	132,521	—
Notes receivable	200,000	—
Inventories	52,059	172,933
Prepaid expenses	72,344	—
Interest receivable	2,817	191,849

Total current assets	938,890	620,635

Property, Plant and Equipment
Property, plant and equipment	151,990	167,173

Total property, plant and equipment	151,990	167,173

Other Assets
Trust deed receivable	—	2,035,000
Deposits	9,744	9,744
Patents and licenses	2,213,413	2,343,235

Total other assets	2,223,157	4,387,979

Assets of the water division held for resale	—	306,258
Total assets	$3,314,037	$5,482,045

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities
Accounts payable	$191,803	$973,581
Accrued liabilities	158,698	591,933
Income taxes payable	2,800	2,700
Notes payable	—	300,000
Loans from shareholders	—	1,135,000

Total current liabilities	353,301	3,003,214

Liabilities of the water division held for resale	—	44,464

Stockholders' Equity
Preferred Stock	—	—
Class A common stock, no par value:
50,000,000 shares authorized
15,457,310 issued and outstanding July 31, 2004, and
17,713,306 issued and outstanding July 31, 2005	19,317,001	17,834,139
Warrants:
1,385,223 issued and outstanding July 31, 2004, and
640,929 issued and outstanding July 31, 2005	198,471	837,894
Accumulated deficit	(16,554,736)	(16,237,666)

Total stockholders' equity	2,960,736	2,434,367

Total liabilities and stockholders' equity	$3,314,037	$5,482,045

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended July 31
	2005	2004
Net revenues	$155,806	$263,499
Cost of sales	51,594	130,904

Gross profit	104,212	132,595

Selling expenses	427,452	306,243
General and administrative expenses	1,330,828	1,319,774
Research and development	1,357,112	1,133,007

Total operating costs	3,115,392	2,759,024

Loss from operations	(3,011,180)	(2,626,429)

Other income and (expense):
Interest income	146,174	191,861
Interest expense	(109,608)	(315,724)
Other	(37,204)	(70,571)

Total other income (expense)	(638)	(194,434)

Loss from continuing operations before income taxes	(3,011,818)	(2,820,863)
Income tax benefit	1,164,688	218,312

Loss from continuing operations	(1,847,130)	(2,602,551)
Discontinued operations:
Gain on sale of Water Treatment Division	2,187,136	—
Income from operation of Water Treatment Division	510,411	515,900
Income taxes on discontinued operations	(1,167,487)	(221,012)

Income from discontinued operations	1,530,060	294,888

Net loss after taxes	$(317,070)	$(2,307,663)

Net loss per common share, basic and diluted
Continuing operations	$(0.11)	$(0.19)
Discontinued operations	0.09	0.02

Net loss	$(0.02)	$(0.17)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31
	2005	2004
Cash flows from operating activities:
Net loss	$(317,070)	$(2,307,663)

Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	158,184	177,045
Depreciation	110,146	98,402
Services and interest paid for with stock and warrants	808,139	462,770
Pre-tax income from discontinued operations	(510,411)	(515,900)
Pre-tax gain on sale of discontinued operations	(2,187,136)	—

Changes in assets and liabilities:
(Increase) decrease in accounts receivable	32,705	(74,592)
(Increase) decrease in due from officers and employees	—	61
(Increase) decrease in prepaid expense	(72,344)	6,654
(Increase) decrease in interest receivable	189,032	(191,849)
(Increase) decrease in inventory	120,874	(53,697)
(Increase) decrease in deposits	—	(403)
Increase (decrease) in accounts payable	(781,778)	(105,547)
Increase (decrease) in accrued cash liabilities	(447,770)	486,372

Increase (decrease) in income tax payable	100	—

Net cash (used) in operating activities	(2,897,330)	(2,018,347)

Cash flows from investing activities

Investment in patents and licenses	(28,362)	(45,000)
Purchase of property, plant and equipment	(94,963)	(16,551)

Net cash (used) in investing activities	(123,325)	(61,551)

Cash flows from financing activities

Proceeds from debt obligations	—	100,000
Payment of notes payable	(300,000)	—
Proceeds from loans from shareholders	90,000	—
Payment of loans from shareholders	(690,000)	—
Proceeds from sale of common stock	1,681,000	1,182,075

Net cash provided by financing activities	781,000	1,282,075

Cash flows from discontinued operations:

Proceeds from sale of Water Treatment Division	2,175,000	—
Cash flows from operation of Water Treatment Division	543,727	564,102

Net cash from discontinued operations	2,718,727	564,102

Net increase (decrease) in cash and cash equivalents	$479,073	$(233,721)

Cash and cash equivalents at beginning of period	17,366	251,087

Cash and cash equivalents at end of period	$496,439	$17,366

Supplemental disclosures of cash flow information
Cash paid for interest	$149,835	$166,236
Cash paid for taxes	$3,416	$—
Non-cash investing and financing activities:
Issue / (reacquisition) of stock in exchange for trust deed	$(1,735,700)	$1,600,000

        The accompanying notes are an integral part of these financial statements

Notes to Consolidated Financial Statements
See Independent Accountants’ Report

Note 1. Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of PURE Bioscience (formerly Innovative Medical Services) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who are responsible for their integrity and objectivity. These accounting policies conform to Generally Accepted Accounting Principles in the United States of America and have been consistently applied in the preparation of the financial statements. The financial statements are stated in United States of America dollars.

        Organization and Business Activity

PURE Bioscience was incorporated as Innovative Medical Services in San Diego, California on August 24, 1992 as a provider of pharmaceutical water purification products. In September 2003, the Company effected a name change, as approved by shareholders, to PURE Bioscience.

In October of 1998, the Company formed a subsidiary, EXCOA Nevada to purchase the assets of Export Company of America, Inc. (EXCOA), a privately held Fort Lauderdale, Florida-based distributor of disposable medical, dental and veterinary supplies. The major asset of this company was its 45% interest in Ampromed Comercio Importacao E Exportacao Ltda (AMPROMED), a Rio de Janeiro-based import company that sells medical, dental and veterinary supplies and water filtration products to practitioners, retail outlets and government agencies. We acquired the remaining 55% interest in AMPROMED from a private individual and transferred it to EXCOA Nevada.

In November 2000, PURE Bioscience acquired 100% of the stock of ETIH2O, Inc., a privately held technology corporation that developed silver dihydrogen citrate and its associated brands, Axenohl and Axen.

Subsequent to the acquisition of ETIH2O, our business activity was divided into two basic business segments, the Bioscience Division and the Water Treatment Division. The Bioscience Division is our primary business and consists of the production, sale and licensing of silver ion bioscience technologies and boric acid based pesticides. In May 2005 we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC.

        Basis of Presentation and Principles of Consolidation

The accompanying financial statements include the consolidated accounts of PURE Bioscience and its subsidiaries. All inter-company balances and transactions have been eliminated.

        Revenue Recognition

Generally, we recognize income based upon concluded arrangements with customers and when all events have occurred by delivery or performance.

Revenue for Bioscience products is recognized as product is shipped to customers, free on board from either our facility or third party packagers.

Revenue was recognized for products and Customer Service Plans within the Water Treatment Division, prior to its divestiture in May 2005, as revenue from discontinued operations. Customer acceptance provisions and installation procedures accompanying delivery were minor in nature, and we did not experience any material expense in satisfying warranties and returns. Most of the Division’s chain customers had entered into multi-year contracts for the Customer Service Plan 2000. The Plan provided an extended warranty on Fillmaster pharmacy products; significant discounts on maintenance item costs; free software upgrades for the Fillmaster 1000e and Scanmaster; automatic replacement filter shipments; and simplified, annual invoicing. When the customer bought a dispenser on the Customer Service Plan 2000 it agreed to pay a fixed annual fee that covered replacement filters and parts. The filters were normally replaced once a year. In order to match income with related costs, and for simplicity in accounting and billing, we billed the customer the annual fee and recognized revenue in the same month that we shipped replacement filters to the store. This was done one year after the store was added to the Plan and each year thereafter. Subsequent to the sale of the Water Treatment Division in May 2005, we no longer recognize revenue for Fillmaster or Scanmaster products or Customer Service Plans.

        Accounts Receivable

We sell on terms of cash or net 30 days. Invoices not paid within stated terms are considered delinquent. We analyze our accounts receivable periodically and recognize an allowance for doubtful accounts based on estimated collectibility. Individual accounts deemed uncollectible are charged to the allowance. At July 31, 2005, $8,000 was considered past due, determined at 90 days after invoice date.

        Stock-Based Compensation

We follow FASB Statement No. 123, ‘Accounting for Stock-Based Compensation’ (‘FAS 123’). The provisions of FAS 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, ‘Accounting for Stock Issued to Employees’ (‘APB 25’) but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. We have elected to continue to apply the methods of APB 25 in accounting for our stock option plans. For awards that generate compensation expense as defined under APB 25, we calculate the amount of expenses and recognize the expense over the vesting period of the award.

        Research and Development

Research and Development costs that have no alternative future uses are charged to operations when incurred and are included in operating expenses. The total amount charged to Research and Development expense was $1,357,112 and $1,133,007 in the fiscal years ended July 31, 2005 and 2004, respectively.

        Depreciation Method

The cost of property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the related assets. The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Computers and equipment Furniture and fixtures Website Vehicles	7.0 years 10.0 years 3.0 years 5.0 years to 7.0 years

Leasehold improvements are being depreciated over the life of the lease, which is equal to 120 months.

        Amortization of Intangible Assets

The cost of patents acquired is amortized on a straight-line basis over the remaining lives of the patents. Licenses are amortized on a straight-line basis over periods ranging from 15 to 20 years. The weighted average amortization period for all patents and licenses is 17.69 years. The estimated amortization expense over each of the next five years is $159,100. Amortization expense for the years ended July 31, 2005 and July 31, 2004 was $158,200 and $177,045, respectively.

        Long-Lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for Impairment of Long-Lived Assets, and for Long-Lived Assets to be Disposed, we periodically analyze our intangible assets and long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with Generally Accepted Accounting Principles.

        Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method. Inventories at July 31, 2005 consisted of:

	2005	2004
Finished Goods	$22,800	$131,300
Work in Progress	6,800	17,700
Raw Materials	22,500	175,300

	$52,100	$324,300

        Use of Estimates

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Fair Value of Financial Instruments

The carrying amounts for receivables and payables approximate fair value because of their short maturity, generally less than three months. The fair value of the note receivable as at July 31, 2005 cannot be estimated because of the unique nature of such instruments. Whenever shares are issued for assets, services or interest, we use market prices of our common stock to estimate the fair value of the shares issued. Whenever options or warrants are issued for assets, services or interest, we use the Black Scholes Option Pricing Model to estimate the fair value of the equity instrument, using market prices of our common stock and prevailing risk-free interest rates.

        Advertising and Promotional Costs

Cost of advertising and promotion are expensed as incurred. Such costs were $427,452 and $306,243 for the years ended July 31, 2005 and July 31, 2004, respectively.

        Net Income (Loss) Per Common Share

We have adopted FASB Statement No. 128, Earnings Per Share (“SFAS 128”), which is effective for periods ending after December 15, 1997. Entities that have both common stock and other equity instruments outstanding, such as options and warrants, are required to present both basic and diluted per share amounts. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments, including options and warrants, unless the effect is to reduce a loss or increase the income per common share from continuing operations. Both the basic and diluted loss per common share for the years ended July 31, 2005 and July 31, 2004 are based on the weighted average number of shares of our common stock outstanding during the periods.

The following is a reconciliation of the weighted average number of shares actually outstanding with the number of shares used in the computations of loss per common share:

	For the Years Ended
	July 31, 2005	July 31, 2004
Shares outstanding	17,713,306	15,547,310
Weighted average number of shares actually outstanding	16,897,118	13,836,574
Stock Options	6,485,960	3,983,750
Warrants	640,929	1,385,223

Total weighted average shares	24,024,007	19,205,547

Loss from continuing operations	$(1,847,430)	$(2,602,551)
Income from discontinued operations	1,530,060	294,888

Net loss	$(317,070)	$(2,307,663)

Net income / (loss) per common share, basic and diluted
Continuing operations	$(0.11)	$(0.19)
Discontinued operations	0.09	0.02

Net loss	$(0.02)	$(0.17)

        Income Taxes

We record deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” The Statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Other

•	Our fiscal year end is July 31st of each year.
•	We paid no cash dividends during the periods presented.
•	Shipping and handling costs payable by us are charged to cost of sales.
•	Certain comparative figures have been reclassified to conform to the current year presentation.
•	All of our assets are located in the United States.
•	We have no elements of comprehensive income other than net income.
•	For purposes of the consolidated balance sheet and statement of cash flows, we consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At July 31, 2005 and at July 31, 2004, we had no deposits in excess of FDIC insured limits.

Note 2.  Sale of Water Treatment Division and Discontinued Operations

Effective May 25 2005, we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC (IMS LLC) for $2,375,000. IMS LLC also assumed all liabilities associated with the Division. At closing, we received $1,950,000 in cash and a promissory note in the amount of $425,000. In June, we received a cash payment of $225,000. The balance on the promissory note of $200,000 is shown as “Notes Receivable” on the balance sheet as at July 31, 2005. In August, subsequent to the end of the fiscal year, we received the balance of $200,000 plus interest on the promissory note. See Note 16.

We agreed to continue to fund the working capital of IMS LLC subsequent to the sale of the Water Treatment Division, until such time as IMS LLC had in place their appropriate legal and tax registrations, in order to enable the continuation of payroll and an uninterrupted supply of materials and components for the business. At July 31, 2005, we had funded $132,521 of working capital on IMS LLC’s behalf. This amount is shown as “Other receivables” on the consolidated balance sheet as at July 31, 2005. In August, in addition to the payment of the promissory note and after the end of our fiscal year, IMS LLC reimbursed us for the working capital we had provided subsequent to the sale. We are no longer providing any working capital for IMS LLC. See Note 16.

The realized gain to us on the sale of the Water Treatment Division was $2,187,136 before the effect of taxes. The sale of the Water Treatment Division assets to Innovative Medical Services, LLC will be a transaction taxable for United States federal and California income tax purposes. The tax liability related to the sale is estimated to be approximately $937,000, however this will be offset by current year losses and available net operating loss carryforwards relating to our continuing operations. For a further discussion of the tax consequences of the sale, see Note 13.

The Water Treatment Division has been reported as a discontinued operation since October 2003 when we made the decision to dispose of the segment, however we continued to operate and retain the profits from that division until its sale on May 25, 2005. For details of the results of operations for the Water Treatment Division for the year ended July 31, 2004 and for the subsequent period through the sale of the Division on May 25, 2005, see Note 14.

In accordance with SFAS 144, the assets and liabilities of the Water Division were historically classified as held for sale and are presented separately on the balance sheet as at July 31, 2004. No assets or liabilities relating to the Water Division remained on the balance sheet as at July 31, 2005, with the exception of the “Note receivable” and “Other receivable” as discussed previously in this note.

Note 3.  Trust Deed Receivable

In August 2003, we completed a financing arrangement which included the acquisition of a $2,000,000 Note and Trust Deed bearing a rate of interest of 10% with principal and all interest due and payable on or before June 12, 2004. The Trust Deed and accrued interest of $35,000 was shown in the consolidated balance sheet as at July 31, 2004 as a “Trust deed receivable.” In addition to the Trust Deed, the arrangement included a $435,000 unsecured offsetting loan payable, included in “Loans from shareholders” in the consolidated balance sheet as at July 31, 2004. See Note 6. The Trust Deed was acquired in exchange for 2,000,000 unregistered shares of our common stock issued to a party unrelated to the grantor, which was recorded at $1,600,000 or $0.80 per share based on fair market value at the date of the transaction.

In late 2003 we entered into an agreement to sell substantially all of the assets and certain related liabilities of the Water Treatment Division to Data Recovery Continuum, Inc. (DRCI) for $2.75 million in cash at closing to include the purchase of the Trust Deed at face value, and additional amounts one year after closing based on certain criteria relating to sales of water treatment systems. At this time, DRCI paid to us a deposit of $100,000 in cash, secured by a promissory note for that amount which was also included in “Loans from shareholders” in the consolidated balance sheet as at July 31, 2004.

Prior to the due date on the Trust Deed, the debtors requested an extension to complete an in-process financing plan for the payment of the principal and interest, which we granted, however the debtor failed to perform during the term of the extension.

In March 2005, we reached a partial settlement with Lee Brukman of Next9, LLC and Data Recovery Continuum, Inc. in which we reacquired the 2,000,000 shares of our common stock in exchange for our conditional transfer to Brukman of the Trust Deed receivable. In addition, Brukman forgave $535,000 in loans to us, plus accrued interest of $61,377. The net result on the consolidated balance sheet was a reduction in assets of approximately $2,327,700, a reduction in liabilities of approximately $596,000, and an increase in common stock of $1,735,700, or $0.87 per share, based on an estimate of fair value.

Note 4.  Property, Plant and Equipment

The following is a summary of property, plant, and equipment – at cost less accumulated depreciation:

	July 31, 2005	July 31, 2004
Computers and equipment	$746,880	$1,054,602
Furniture and fixtures	82,325	108,129
Vehicle	—	50,985
Leasehold improvements	309,830	309,830

	1,139,036	1,523,546
Less: accumulated depreciation and amortization	987,046	1,248,235

Total	$151,990	$275,311

Depreciation charged to general and administrative expense for the years ended July 31, 2005 and July 31, 2004 was $137,700 and $161,000, respectively.

Note 5. Notes Payable

There were no notes payable as at July 31, 2005.

The note payable as at July 31, 2004 consisted of a convertible debenture with interest payable quarterly at 10%. The debenture was originally due on July 24, 2004 and was contained in a Unit Purchase Agreement in which the holder of the note received 300,000 five-year warrants to purchase our common stock at an exercise price of $0.75. The recorded value of the note payable and the warrants were apportioned based on their respective fair values. This resulted in the note being recorded at its discounted value of $180,513. The discount of $119,487 was amortized over the one-year life of the note. The note contained provisions for convertibility to our common stock if held to maturity. This note was in technical default as of July 25, 2004, but was guaranteed by a third party and subsequently paid off in cash in March, 2005.

Note 6. Loans from Shareholders

There were no shareholder loans outstanding at July 31, 2005.

The shareholder loans of $1,135,000 as at July 31, 2004 included a $600,000 line of credit with interest at 18%, secured by the total assets of the Company excluding the Axenohl patent. During the year ended July 31, 2004, we became in default and in December 2003, two parties filed an action in District Court of Arizona against PURE Bioscience for our failure to perform under the terms of their loan agreements. In May 2005, the $600,000 line of credit plus $103,000 of accrued interest was paid off as part of a settlement of the outstanding litigation.

In August 2003, we completed a financing arrangement which included the acquisition of a Note and Trust Deed and a $435,000 unsecured offsetting loan payable. In late 2003, a related party paid to us a deposit of $100,000 in cash, secured by a promissory note for that amount which was also included in “Loans from shareholders” in the consolidated balance sheet as at July 31, 2004. The $535,000 in loans payable was included in “Loans from shareholders” in the consolidated balance sheet as at July 31, 2004. The loans were forgiven as part of a settlement in March, 2005. See Note 3.

In November 2004, we received a $90,000 loan from a director/shareholder, with an interest rate of 8% per annum and a warrant to purchase 18,000 shares of common stock. The note was originally due in 30 days but was extended to April 29, 2005 in exchange for an additional warrant to purchase 18,000 shares. The warrants were valued at $9,971 ($0.28 per share based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 137.78% and a risk-free interest rate of 2.25%). In April 2005, a $30,000 payment was made to reduce the $90,000 loan and in May 2005, the balance of the loan plus accrued interest was paid off.

Note 7. Warranty Liabilities

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Subsequent to the sale of the Water Treatment Division in May 2005, we no longer have liability for warranties previously provided on Water Division systems, and do not provide replacement warranties on Bioscience products. The warranty liability as at July 31, 2004 is shown on the consolidated balance sheet as “Liabilities of the water division held for resale.” Prior to the sale of the Water Treatment Division, we provided a standard warranty of two years for replacement parts on all Fillmaster systems sold. Most of our chain customers entered into multi-year contracts for customer service plans with fixed annual fees that provided an extended warranty on systems, discounts on maintenance item costs, software upgrades, and replacement filters. We monitored the costs of providing products and services, other than filters, under the plans. This cost remained steady over time as a percentage of related revenues. The following is a summary of changes in our product warranty liability.

	Beginning Liability	Ending Liability
Year ended July 31, 2005	$44,464	$—

Year ended July 31, 2004	$42,430	$44,464

Note 8. Commitments

On May 14, 1996, we entered into an operating lease agreement for our home office which expires (under extension) in October 2006. The rental expense recorded in general and administrative expenses for the years ended July 31, 2005 and July 31, 2004 was $152,295 and $181,370, respectively.

As part of the agreement to sell the assets of the Water Treatment Division to Innovative Medical Services, LLC, we entered into a sublease agreement with IMS LLC which terminates concurrently with our master lease. Under the sublease agreement, IMS LLC occupies approximately 28% of the square footage of the facility and pays us $3,760 per month in rent. However the obligation for making payments under the master lease remains with us until the end of the current lease term.

Future minimum rental payments required for each of the 5 succeeding years assuming exercise of the option, and assuming we rent 100% of the existing facility, are as follows:

Year Ended July 31	Amount
2006 2007 2008 2009 2010	$ 176,302 $ 183,354 $ 190,688 $ 198.316 $ 206,248

The Company has an employment contract with its Chief Executive Officer/President which includes a provision for him to be paid an amount equal to 3% of the Company’s net income before taxes, if any.

Note 9. Equity and Common Stock

Whenever shares are issued for assets, services or interest, we use market prices of our common stock to estimate the fair value of the shares issued. Whenever options or warrants are issued for assets, services or interest, we use the Black Scholes Option Pricing Model to estimate the fair value of the equity instrument, using market prices of our common stock and prevailing risk-free interest rates.

In August 2004 we issued 200,000 options to purchase common stock in exchange for consulting and legal services valued at $125,000. Also in August 2004 we conducted a private placement which consisted of 125,000 shares of common stock at a price of $.39 per share and a one-year warrant to purchase 12,500 shares of common stock at $1.50 valued at $1,154 ($0.01 per share based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 137.78% and a risk-free interest rate of 2.25%) for a total of $50,000, and issued 80,000 shares of common stock valued at $40,000 or $0.50 per share. In September 2004 we issued 7,000 shares valued at $2,275 ($0.33 per share) for payment of directors’ expenses. In addition, in the same month we issued 200,000 shares valued at $90,000 ($0.45 per share) in exchange for the assignment of two patent rights.

In November 2004 we issued 200,000 shares of common stock valued at $100,000 ($0.50 per share) in exchange for consulting and legal services. We also issued options on 250,000 shares in exchange for consulting services with exercise prices ranging from $0.50 to $0.80 valued at $88,057 (based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 137.78% and a risk-free interest rate of 2.25%) In December 2004 we issued 300,000 shares of common stock ($0.50 per share) for consulting services valued at a fair value of $150,000. In the same month we also conducted two private placements which in aggregate were valued at $200,000 (366,667 shares of common stock at an average price of $0.5455 per share). We also received $10,500 from the exercise of employee options, and $150,000 from the exercise of 300,000 shares of common stock at $0.50 per share.

In January 2005 we issued 5,000 shares of common stock ($0.87 per share) valued at $4,350 (based on the market price of the stock at the time the services were rendered) in exchange for business services. We also conducted a private placement which consisted of 60,000 shares of common stock at a price of $.49 per share and a one-year warrant to purchase 6,000 shares of common stock at $1.00, valued at $674 ($0.01 per share based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 137.78% and a risk-free interest rate of 2.25%) for a total of $30,000. The value of the shares and warrants were apportioned based on their relative market values.

In February 2005 we issued 50,000 shares of common stock at a price of $.436 per share and a one year warrant to purchase an additional 100,000 shares of common stock, valued at $13,182 ($0.263 per share based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 112.30% and a risk-free interest rate of 2.25%) for a total value of $35,000, in exchange for business services. In addition, we issued a three-year option on 350,000 shares at an exercise price of $0.75 in exchange for consulting services valued at $160,982 (based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 112.3% and a risk-free interest rate of 2.25%)

In March 2005 we conducted two private placements which consisted of 1,330,000 shares of common stock issued between $0.30 and $0.50 per share, for a total value of $605,000 (average price of $.45 per share). We also conducted a private placement in which we sold two units of our securities, each unit consisted of 200,000 shares of common stock at a price of $.449 per share and a one-year warrant to purchase 50,000 shares of common stock at $1.00, valued at $10,196 ($0.051 per share based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 112.30% and a risk-free interest rate of 2.25%), for a total value of $100,000 per unit. Also in March 2005 we issued 30,000 shares of common stock valued at $33,000 ($1.10 per share based on the market price of the stock at the time the services were rendered) in exchange for consulting services. We also issued a one-year option on 25,000 shares at an exercise price of $0.50 for consulting services valued at $12,374, and two-year option on 225,000 shares at an exercise price of $1.00 for consulting services valued at $134,631 (each based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 112.3% and a risk-free interest rate of 2.25%). In the same month we received $40,500 from the exercise of options on 100,000 shares.

In April 2005 we conducted a private placement which consisted of 458,329 shares of common stock issued at $.60 per share, for the total value of $275,000. We also issued 30,000 shares of common stock valued at $30,000 ($1.00 per share based on the market price of the stock when the services were rendered) in exchange for consulting services. Additionally, we received $80,000 from the exercise of options on 200,000 shares.

In May 2005 we issued 74,000 shares of common stock valued at $74,000 ($1.00 per share based on the market price of the stock when the services were rendered) in exchange for consulting services.

During the year ended July 31, 2005, 347,794 warrants valued in prior years at $49,421 expired. In addition, in 2003 we recorded 651,000 warrants at a valuation of $635,376 based upon a contractual obligation, however the warrants were never issued. During the year ended July 31, 2005 our contractual obligation to issue the warrants was terminated. The adjustments related to these events are recorded in the equity schedule below on the line “Expired / Terminated Warrants.”

The following schedule summarizes the change in equity for the fiscal years ended July 31, 2005 and 2004:

	Common Stock (Shares)	Common Stock ($)	Warrants Issued	Warrant Valuation ($)	Accumulated Deficit	Total ($)
Balance, July 31, 2003	10,594,088	$14,758,203	1,037,429	$788,473	$(13,930,003)	$1,616,673

Shares Issued for Trust Deed	2,000,000	1,600,000	—	—	—	1,600,000
Private Placement	2,438,222	1,132,653	347,794	49,421	—	1,182,074
Shares Issued for Services	515,000	343,283	—	—	—	343,283
Net Income / (Loss)	—	—	—	—	(2,307,663)	(2,307,663)

Balance, July 31, 2004	15,547,310	$17,834,139	1,385,223	$837,894	$(16,237,666)	$2,434,367

Shares Returned re. Trust Deed	(2,000,000)	(1,735,700)	—	—	—	(1,735,700)
Private Placement	2,739,996	1,337,779	112,500	21,547	—	1,359,326
Shares Issued for Patent Rights	200,000	90,000	—	—	—	90,000
Shares Issued for Services	896,000	936,486	142,000	23,827	—	960,313
Options Exercised	330,000	169,500	—	—	—	169,500
Expired / Terminated Warrants	—	684,797	(998,794)	(684,797)	—	—
Net Income / (Loss)	—	—	—	—	(317,070)	(317,070)

Balance, July 31, 2005	17,713,306	19,317,001	640,929	198,471	16,554,736	2,960,736

The Company also has 5,000,000 shares of preferred stock authorized; no preferred stock has been issued.

The following schedule summarizes the outstanding warrants:

Issued For	Date Issued	# of Warrants	Warrant Valuation ($)	Weighted Average Exercise Price	Expiration Date

Services	6/14/02	15,000	$8,610	$1.00	6/14/07
Private Placement	1/31/03	71,429	25,000	0.30	1/31/08
Private Placement	7/24/03	300,000	119,487	0.75	7/24/08
Private Placement	8/19/04	12,500	1,154	1.50	8/19/05
Services	11/29/04	36,000	9,971	0.53	11/29/05
Services	1/14/05	6,000	674	1.00	1/14/06
Services	2/7/05	100,000	13,182	1.12	2/7/06
Private Placement	3/16/05	50,000	10,196	1.00	3/16/06
Private Placement	3/16/05	50,000	10,196	1.00	3/16/06

Total		640,929	$198,471

Note 10. Related Party Transactions

See Note 6.

Note 11. Stock Option Plans

The Company has the following stock option plans (the Plans) pursuant to which options to acquire common stock have been granted.

1996 Directors And Officers Stock Option Plan: On April 17, 1996, the Company’s Board of Directors approved a Directors and Officers Stock Option Plan. The Plan is administered by the entire Board of Directors. The Plan became effective on April 17, 1996 by the Board of Directors, was not subject to Shareholder approval and shall terminate on April 17, 2006. Subject to anti-dilution provisions, the Plan may issue Options to acquire up to 1,000,000 shares to Directors and Officers. The Plan may be terminated, modified or amended by the Board of Directors.

1998 Directors And Officers Stock Option Plan: On December 19, 1998, the Company’s Shareholders approved the Amended PURE Bioscience 1998 Officers and Directors Stock Option Plan.

2001 Directors And Officers Stock Option Plan: On January 8, 2001, the Company’s Shareholders approved the PURE Bioscience 2001 Officers and Directors Stock Option Plan.

2001 ETIH2O Stock Option Plan: Adopted by the Board in January 2001, there are 1,000,000 shares authorized under this Plan. Executive Officers and Directors are not eligible participants under this plan.

2001 Consultants and Advisors Stock Option Plan: Adopted by the Board in January 2001, there are 500,000 shares authorized under this Plan. Executive Officers and Directors are not eligible participants under this plan.

2002 Non-Qualified Stock Option Plan: On March 11, 2002, the Company’s Shareholders approved the PURE Bioscience 2002 Non-Qualified Stock Option Plan. Eligible Plan Participants include the Directors and Officers of the Company, consultants, advisors and other individuals deemed by the Compensation Committee to provide valuable services to the Company but who are not otherwise eligible to participate in the Employee Incentive Stock Option Plan.

2002 Employee Incentive Stock Option Plan: On March 11, 2002, the Company’s Shareholders approved the PURE Bioscience 2002 Employee Incentive Stock Option Plan. Eligible Plan Participants include employees and non-employee Directors for the Company.

2004 Consultants and Advisors Stock Option Plan: Adopted by the Board in April 2004, there are 2,000,000 shares authorized under this plan. Executive Officers and Directors are not eligible participants under this plan.

Non-employee directors are eligible to receive stock option grants under the Company’s 1996, 1998 and 2001 Directors and Officers Stock Option Plans and the 2002 Non-Qualified and Employee/Incentive Stock Option Plans. Employee Directors are eligible to receive stock option grants under the Company’s 1996, 1999 and 2001 Directors and Officers Stock Option Plans and the 2002 Non-Qualified Stock Option Plan. The Plans are administered by an Administrative Committee. The exercise price for Options shall be set by the Administrative Committee but shall not be for less than the fair market value of the shares on the date the Option is granted. Fair market value shall mean the average of the closing price for ten consecutive trading days ending on the day prior to the date the option is granted. The period in which Options can be exercised shall be set by the Administrative Committee not to exceed five years from the date of Grant. Options granted to new executive officers or directors shall vest one year from date of appointment or election. Shares issuable under options granted to continuing officers or directors are immediately exercisable and vest upon exercise. The Board may at any time terminate the Plans. The approval of the majority of shareholders is required to increase the total number of shares subject to the Plans, change the manner of determining the option price or to withdraw the administration of the Plans from the Administrative Committee.

We estimate a fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). In accordance with SFAS 123, we have chosen to continue to account for employee stock-based compensation utilizing the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of our common stock at the date of grant over the amount an employee must pay to acquire the stock. Also, in accordance with SFAS 123, we have provided footnote disclosure with respect to stock-based employee compensation. The cost of stock-based employee compensation is measured at the grant date based on the value of the award and is recognized over the service period. The value of the stock based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the stock as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.

We account for non-employee stock based compensation by recording the fair value of the stock options granted over the anticipated service period.

The effect of applying FAS 123 on the years ended July 31, 2005 and 2004 pro forma net loss as stated below is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. Had compensation cost for our stock option plans been determined based upon the fair value at the grant date for awards under the plans consistent with the methodology prescribed under FAS 123, our net loss in the years ended July 31, 2005 and 2004 would have been approximately $1,631,359 and $3,552,985 or $(0.10) per share and $(0.26) per share, respectively, on a diluted basis. Compensation cost for non-employees of $396,043 was charged to income in the year ended July 31, 2005 and $125,000 in the year ended July 31, 2004. The weighted average fair value for all options granted during the years ended July 31, 2005 and 2004 are estimated at $0.50 per share and $1.24 per share, respectively, on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value non-employee options granted during the years ended July 31, 2005 and 2004 are estimated at $0.49 per share and $0.75 per share, respectively using the Black-Scholes option-pricing model. The following assumptions were used for grants in 2005; no dividend yield, volatility of between 112.3% and 137.78%, and a risk-free interest rate of between 2.25% and 3.75%. Assumptions for grants awarded in 2004 were: no dividend yield, volatility of 137.78%, and a risk-free interest rate of 1.75%.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price ($)
Balance at July 31, 2003	4,692,300	1.61
Granted	500,000	0.46
Exercised	(400,300)	0.48
Forfeited	(808,550)	1.85

Balance at July 31, 2004	3,983,750	1.67

Granted	3,957,210	0.57
Exercised	(930,000)	1.31
Forfeited	(525,000)	0.56

Balance at July 31, 2005	6,485,960	0.64

		Outstanding		Exercisable
Range of Exercise Prices	Number Shares Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Price ($)
$0.35 to $0.57	5,370,960	3.49	$0.53	5,127,210	$0.53
$0.75 to $1.25	790,000	2.15	$0.86	790,000	$0.86
$1.50 to $2.00	325,000	0.36	$1.92	325,000	$1.92

	6,485,960	3.17	$0.64	6,424,210	$0.64

Note 12. Pension Plan

We participate in a Small SEP program under which we may make contributions to a SEP, which includes a salary reduction arrangement (SARSEP). Employees who participate in the SARSEP may elect to have us: (a) make contributions to the SEP on their behalf, or (b) pay them cash. A salary reduction arrangement may be used only in years in which the SEP meets requirements that the IRS may impose to ensure distribution of excess contributions. Annual contributions of an employer under a SEP are excluded from the participant’s gross income. No employer contributions were made during the years ending July 31, 2005 or July 31, 2004.

Note 13. Income Taxes

We file federal and California consolidated tax returns with our subsidiaries. Taxable income is different to the income reported in our financial statements due to temporary tax differences and certain other differences between tax laws and generally accepted accounting principles.

The sale of the Water Treatment Division to Innovative Medical Services, LLC (IMS LLC) is a transaction taxable for United States federal and California income tax purposes. We recognized taxable income equal to the amount realized on the sale, consisting of the cash received plus the amount of related liabilities assumed by IMS LLC, in excess of the tax basis in the assets sold. The realized gain to us on the sale was $2,187,136, giving rise to an estimated tax liability of $937,000. In addition, income tax related to the operation of the Division through May 25, 2005 is estimated to be $230,500. The total taxes relating to the discontinued operation are therefore approximately $1,167,500. This amount is offset by the realization of a tax benefit of approximately $1,164,700 from current year losses and available net operating loss carryforwards relating to our continuing operations.

The net tax effect of these amounts gives rise to the current provision for income taxes of $2,800 for the year ended July 31, 2005 and $2,700 for the year ended July 31, 2004, which is the minimum franchise tax paid to the State of California regardless of income or loss.

At July 31, 2005, we had federal and California tax net operating loss carryforwards of approximately $14,460,600 and $3,683,800 respectively. At July 31, 2004, we had federal and California tax net operating loss carryforwards of approximately $13,939,500 and $5,995,900 respectively. The difference between federal and California tax loss carryforwards is primarily due to limitations on California loss carryforwards. The federal tax loss carryforwards will begin expiring in the year ending July 31, 2016 unless previously utilized, and will completely expire in the year ending July 31, 2024. The California tax loss carryforwards began to expire in the year ended July 31, 2005 and will completely expire in the year ending July 31, 2016.

Significant components of our deferred tax assets are as follows:

	July 31, 2005	July 31, 2004
Net operating loss carryforward	$5,242,300	$5,269,500
Stock options and warrants	532,400	583,600
Other timing differences and allowances	(83,000)	(191,900)

Total deferred tax assets	5,691,700	5,661,200
Valuation allowance for deferred tax assets	(5,691,700)	(5,661,200)

Net deferred tax assets	$—	$—

Realization of our deferred tax assets, which relate to operating loss carryforwards and timing differences, is dependant on future earnings. The timing and amount of future earnings are uncertain and therefore a valuation allowance has been established. The increase in the valuation allowance on the deferred tax asset during the year ended July 31, 2005 was $30,500.

A reconciliation of income taxes computed using the statutory income tax, compared to the effective tax rate is as follows:

	2005	2004
Federal tax benefit at the expected statutory rate	34%	34%
State income tax, net of federal tax benefit	9	9
Valuation allowance	(43)	(43)

Income tax benefit - effective rate	0%	0%

Note 14. Business Segment and Sales Concentrations

In accordance with the provisions of SFAS No. 131, certain information is disclosed based on the way management organizes financial information for making operating decisions and assessing performance. In determining operating segments, we reviewed the current management structure reporting to the chief operating decision-maker (‘CODM’) and analyzed the reporting the CODM receives to allocate resources and measure performance.

Our business activity was historically divided into two distinct business segments, the Water Treatment segment and the Bioscience segment. These two segments were determined by management based upon the inherent differences in the end use of the products, the inherent differences in the value added processes made by the Company, the differences in the regulatory requirements and the inherent differences in the strategies required to successfully market finished products. The Water Treatment segment included Commercial Water and Residential Retail products and the Nutripure Water Dealer program. Bioscience includes the silver dihydrogen citrate antimicrobial and the Innovex line of pest control products. As we have planned for a considerable period of time to sell the Water Treatment segment, it has been reported as Discontinued Operations in the financial statements. For the year ended July 31, 2005, earnings for the discontinued Water Treatment Division relate to the period from August 1, 2004 to May 25, 2005, the date on which the Division assets were sold. Subsequent to the sale, we retained no interest in the assets, liabilities or earnings of Innovative Medical Services LLC, the acquiring entity.

Segment information is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon our internal organization and disclosure of revenue and operating income based upon internal accounting methods. Our financial reporting systems present various data for management to run the business, including internal profit and loss statements prepared on a basis not consistent with U.S. Generally Accepted Accounting Principles. Reconciling amounts consist of unallocated general and administrative expenses.

2004	Water Treatment (Discontinued)	Biosciences	Reconciling Amounts	Consolidated
Revenues	Full Year	Full Year	Full Year	Full Year
Commercial Water Treatment
Fillmaster Products	$1,035,300	$—	$—	$1,035,300
Replacement Filters (Includes CSP 2000)	640,600	—	—	640,600
Residential Water Treatment	49,900	—	—	49,900
Water Dealer Program	36,000	—	—	36,000
Silver Dihydrogen Citrate	—	83,800	—	83,800
Pesticide	—	179,700	—	179,700

Total Revenues	$1,800,600	$263,500	$—	$2,064,100

Operating Income/(Loss) before taxes	$515,900	$(248,600)	$(2,377,829)	$(2,110,529)

Segment Assets	$108,136	$2,510,408

2005
Revenues	Thru May 25	Full Year	Full Year	Full Year
Commercial Water Treatment
Fillmaster Products	$985,187	$—	$—	$985,187
Replacement Filters (Includes CSP 2000)	717,257	—	—	717,257
Residential Water Treatment	(2,489)	—	—	(2,489)
Water Dealer Program	—	—	—	—
Silver Dihydrogen Citrate	—	91,333	—	91,333
Pesticide	—	64,473	—	64,473

Total Revenues	$1,699,955	$155,806	$—	$1,855,761

Operating Income/(Loss) before taxes	$510,411	$(2,819,664)	$(191,516)	$(2,500,759)

Segment Assets (post-sale)	$—	$2,508,012

Significant customers for each fiscal year primarily consisted of domestic retail chain pharmacies. Sales concentrations to major chain stores were approximately $703,990 and export sales were $231,569 for the year ended July 31, 2005. Sales concentrations to major chain stores were approximately $1,449,000 and export sales were $76,800 for the year ended July 31, 2004. Three major retail chain pharmacies accounted for 41% of consolidated sales.

Sales of silver dihydrogen citrate and pesticide products are made to a small number of partners who formulate products for sale to multiple diversified third parties. The number of partners and third party end-users and retailers is expected to increase as Axenohl (silver dihydrogen citrate) is introduced into new markets.

Note 15. Patents

On November 30, 2001, we acquired the patent (the “Axenohl patent”) for silver dihydrogen citrate, a silver ion based technology which is the basis for our silver ion products. We previously licensed the use of this patent. We purchased the patent for 700,000 shares of common stock plus certain expenses, and valued the patent at $1,540,600 based on the market price of the stock exchanged.

As a condition of the purchase agreement of the Axenohl patent, we originally agreed to make certain royalty payments to NVID. In October 2003, we filed an arbitration action against NVID International and Falken Industries to demand a cease and desist from continued and ongoing public dissemination of false, misleading and disparaging statements and complete cooperation in enforcing and defending the silver dihydrogen citrate patent and related technology, pursuant to the Core Settlement Agreement between PURE Bioscience and NVID International. In November 2004, we won a $14.2 million award resulting from the action against NVID. In addition to the $14.2 million award against NVID, the arbitrator also clarified that PURE’s royalty obligations to NVID were legally terminated by NVID’s material breach of the Core Settlement Agreement, resulting in the elimination of approximately $17 million in potential future royalty payments from PURE to NVID over the life of the Axenohl patent. In October 2005, we received a further $3.4 million award plus costs of $241,000 resulting from a related binding arbitration proceeding against Falken Industries. The award, from the American Arbitration Association International Center for Dispute Resolution, is a binding ruling. We are evaluating the issues of collectibility of the awards, however due to the uncertainty of our ability to collect we have not recorded the awards or any part of them as assets on the balance sheet as at July 31, 2005.

Note 16. Subsequent Events

In August 2005 we received the balance of $200,000 plus interest on the promissory note from IMS LLC that constitutes all of the “Notes receivable” on the consolidated balance sheet as at July 31, 2005. At the same time, we were also reimbursed by IMS LLC for the working capital we had provided subsequent to the sale of the Water Treatment Division in May. The amount reimbursed in August offset the entire amount recorded on the consolidated balance sheet as at July 31, 2005 under “Other receivables.” See Note 2 for a more detailed discussion of each of these transactions.

In October we received a $3.4 million award plus costs of $241,000 resulting from a binding arbitration proceeding against Falken Industries. See Note 15. The award, from the American Arbitration Association International Center for Dispute Resolution, is a binding ruling. We are currently evaluating the issue of collectibility of the award.

Note 17. Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123(R) (revised 2004) (“FAS 123(R)”). In addition, in March 2005 the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin Topic 14, “Share-Based Payment” (SAB 107) which provides interpretations regarding the interaction between FAS 123(R) and certain SEC rules and regulations and provided the staff’s views regarding the valuation of share-based payment arrangements for public companies. FAS 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including stock option awards. FAS 123(R) revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25. FAS 123(R) will require us to measure the cost of employee services received in exchange for stock option awards based on the grant-date fair value of such awards. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. We will report such costs as part of our general and administrative expenses. FAS 123(R) will be effective for us as of the beginning of the first annual reporting period that begins after December 15, 2005, which will be our fiscal year ending July 31, 2007. We will recognize the cumulative effect of initially applying this statement as of the effective date. Currently, the cumulative effect of initially applying FAS 123(R) has not been determined and is subject to change depending on future events.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). FAS 153 eliminates the exception to recognize non-monetary transactions at fair value for non-monetary exchanges of similar productive assets previously allowed by APB Opinion No. 29, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“FAS 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle, requires retrospective application to prior periods’ financial statements of changes in accounting principle and carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of FAS 154 to affect future reporting or disclosures.

CONSOLIDATED BALANCE SHEETS

	(Unaudited) Jan 31 2006	July 31 2005
ASSETS
Current Assets
Cash and cash equivalents	$72,631	$405,888
Accounts receivable, net of allowance for doubtful
accounts of $ 8,000 at July 31, 2005 and
$8,000 at January 31, 2006	51,257	73,261
Other receivables	—	132,521
Notes receivable	—	200,000
Inventories	96,384	52,059
Prepaid expenses	47,814	72,344
Interest receivable	—	2,817

Total current assets	268,086	938,890

Property, Plant and Equipment
Property, plant and equipment	126,421	151,990

Total property, plant and equipment	126,421	151,990

Other Assets
Prepaid consulting	548,508	—
Deposits	9,744	9,744
Patents and licenses	2,116,126	2,213,413

Total other assets	2,674,378	2,223,157

Total assets	$3,068,884	$3,314,037

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities
Accounts payable	$131,458	$191,803
Accrued liabilities	242,712	158,698
Income taxes payable	—	2,800

Total current liabilities	374,170	353,301

Stockholders' Equity
Preferred Stock	—	—
Class A common stock, no par value:
50,000,000 shares authorized
18,378,305 issued and outstanding at January 31, 2006, and
17,713,306 issued and outstanding at July 31, 2005	20,581,497	19,317,001
Warrants:
622,429 issued and outstanding at January 31, 2006, and
640,929 issued and outstanding at July 31, 2005	196,643	198,471
Accumulated deficit	(18,083,426)	(16,554,736)

Total stockholders' equity	2,694,714	2,960,736

Total liabilities and stockholders' equity	$3,068,884	$3,314,037

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended January 31		For the Three Months Ended January 31
	2006	2005	2006	2005
Net revenues	$114,611	$76,411	$59,442	$50,964
Cost of sales	43,993	21,785	$29,182	14,046

Gross profit	70,619	54,626	30,260	36,918

Selling expenses	241,671	294,387	143,856	201,465
General and administrative expenses	866,723	487,707	571,184	211,314
Research and development	483,508	670,017	234,539	386,760

Total operating costs	1,591,902	1,452,111	949,579	799,539

Loss from operations	(1,521,283)	(1,397,485)	(919,318)	(762,621)

Other income and (expense):
Interest income	1,194	100,822	37	50,411
Interest expense	(274)	(101,109)	(274)	(55,661)
Other	(8,327)	(6,977)	399	(3,958)

Total other income (expense)	(7,407)	(7,264)	162	(9,208)

Loss from continuing operations	(1,528,690)	(1,404,749)	(919,156)	(771,829)
Discontinued operations:
Income from discontinued operations	—	391,195	—	241,025

Net loss before taxes	(1,528,690)	(1,013,554)	(919,156)	(530,804)
Income tax provision	—	—	—	—

Net loss after taxes	$(1,528,690)	$(1,013,554)	$(919,156)	$(530,804)

Net loss per common share, basic and diluted
Continuing operations	$(0.09)	$(0.08)	$(0.05)	$(0.04)
Discontinued operations	—	0.02	—	0.01
Income tax provision	—	—	—	—

Net loss	$(0.09)	$(0.06)	$(0.05)	$(0.03)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICITS

	(Unaudited) Year-to-Date Ended January 31 2006		Year Ended July 31 2005
Balance, beginning of period		$(16,554,736)	$(16,237,666)

Net income (loss)		(1,528,690)	(317,070)

Balance, end of period	$;	(18,083,426)	$(16,554,739)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended January 31
	2006	2005
Cash flows from operating activities:
Net loss	$(1,528,690)	$(1,013,554)
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	109,022	78,669
Depreciation	34,590	40,633
Services and interest paid for with stock and options	256,159	296,087
Pre-tax income from discontinued operations	—	(391,195)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	22,004	80,631
(Increase) decrease in other receivables	132,521	—
(Increase) decrease in notes receivable	200,000	—
(Increase) decrease in prepaid expense	24,531	—
(Increase) decrease in interest receivable	2,817	(100,823)
(Increase) decrease in inventory	(44,325)	(3,942)
Increase (decrease) in accounts payable	(60,346)	(18,778)
Increase (decrease) in accrued cash liabilities	84,014	129,876
Increase (decrease) in income tax payable	(2,800)	—
Increase (decrease) in loans from shareholders	—	90,000

Net cash (used) in operating activities	(770,503)	(812,396)

Cash flows from investing activities
Investment in capitalized patents and licenses	(11,734)	(27,461)
Purchase of property, plant and equipment	(9,020)	(7,060)

Net cash (used) in investing activities	(20,754)	(34,521)

Cash flows from financing activities
Proceeds from short-term loans	80,000	90,000
Payment of short-term loans	(80,000)	—
Proceeds from sale of common stock	458,000	480,500

Net cash provided by financing activities	458,000	570,500

Cash flows from discontinued operations:
Cash flows from operation of Water Treatment Division	—	395,789

Net cash from discontinued operations	—	395,789

Net increase (decrease) in cash and cash equivalents	$(333,257)	$119,372

Cash and cash equivalents at beginning of period	405,888	17,366

Cash and cash equivalents at end of period	$72,631	$136,738

Supplemental disclosures of cash flow information
Cash paid for interest	$274	$—
Cash paid for taxes	$2,400	$3,416

Non-cash investing and financing activities:
Value of options issued in exchange for services - prepaid	548,508	—

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

Note 1.   Financial Statements

The financial statements included herein have been prepared by PURE Bioscience (“we”, “us”) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with our audited financial statements for the period ending July 31, 2005 and their accompanying notes, as filed with the Securities and Exchange Commission in our 10K-SB on October 31, 2005. While management believes the procedures followed in preparing the financial statements contained in the financial statements included in this quarterly report on Form 10Q-SB are reasonable, the accuracy of the amounts are at least partially dependent upon facts that will exist and results that will be accomplished by us later in the fiscal year. The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

We believe that the accompanying unaudited financial statements contain all adjustments (including normal recurring adjustments) necessary to present fairly the operations and cash flows for the periods presented.

Note 2. Business Segment and Sales Concentrations

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, certain information may be disclosed based on the way we organize financial information for making operating decisions and assessing performance. SFAS 131 requires that we apply standards based on a management approach, and requires segmentation based upon our internal organization and disclosure of revenue and operating income based upon internal accounting methods. In determining operating segments, we have reviewed the current management structure reporting to the chief operating decision-maker (‘CODM’) and analyzed the reporting the CODM receives to allocate resources and measure performance.

Our business activity was historically divided, managed and conducted in two basic business segments; the Water Treatment division, including Commercial Water and Residential Retail products and the Nutripure Water Dealer program; and the Bioscience division, consisting of our Silver Dihydrogen Citrate antimicrobial and the Innovex line of pest control products. However, in May 2005 we sold the assets of our Water Treatment Division to Maryland-based Innovative Medical Services, LLC. In the financial statements included in this report, the Water Treatment division is included as a Discontinued Operation in the Consolidated Statements of Operations and Cash Flows presented for comparative purposes relating to the periods ending January 31, 2005.

Subsequent to the sale of the Water Treatment division, we have determined that based upon the end use of our products, the value added processes made by us, the regulatory requirements, the customers and partners, and the strategy required to successfully market finished products, we are operating in a single segment.

During the six months ended January 31, 2006, 87% of sales were made to three strategic partners that are also developing markets for our products. 54% of sales during the first six months of the current fiscal year were made to U.S. domestic customers, and 46% were made to international customers.

Note 3. Reclassifications

Certain reclassifications have been made to previously reported statements to conform to our current financial statement format.

Note 4. Common Stock

In November 2005, we sold 39,999 shares of common stock in a private placement to an accredited investor, for $0.75 per share (a total value of $30,000). In December 2005, we issued 25,000 shares of common stock valued at $19,250 ($0.77 per share, based on the market price of the stock at the time services were rendered) in exchange for regulatory and consulting services. In the same month we issued options on 50,000 shares in exchange for investor relations and investment banking consulting services, at an exercise price of $0.75, valued at $17,229 (based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 82.23% and a risk-free interest rate of 4.25%). Additionally, in December 2005 we issued options on 50,000 shares in exchange for business development consulting services, at an exercise price of $0.80, valued at $15,426 (based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 82.23% and a risk-free interest rate of 4.25%).

In January 2006, we sold 500,000 shares of unregistered common stock in a private placement to an unaffiliated, accredited investor at $0.75 per share (a total value of $375,000). In the same month, we issued options on 300,000 shares in exchange for investor relations and investment banking consulting services, at an exercise price of $1.00, valued at $154,390 (based on the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 82.23% and a risk-free interest rate of 4.25%).

Also during the quarter, we agreed to issue 2,000,000 options to a newly elected director of the Company, related to a two-year consulting agreement for domestic and international business development, with vesting of all options in future periods subject to performance under the consulting agreement. We also agreed to issue 300,000 options to a second newly elected director of the Company, related to a two-year consulting agreement for domestic and international business development, with these options similarly vesting in future periods subject to performance under the consulting agreement. See Note 5 for more detail on the accounting treatment of these option agreements.

Note 5. Prepaid Consulting

During the quarter, we entered into a two-year consulting agreement with Mr. Michael Sitton for domestic and international business development, the compensation for which is a fee of $12,500 per month and an option on two million shares of unregistered common stock, which vest over three years. We also entered into a two-year consulting agreement with Secretary Tommy Thompson, for domestic and international business development, the compensation for which is a fee of $12,500 per month and an option on three hundred thousand shares of unregistered common stock, which vest over three years. Under the option agreements, unvested options will not be issued if the associated consulting agreements are terminated prior to their two year term, and the Company does not have an obligation to register the underlying shares within a specified period. Mr. Sitton and Mr. Thompson were each subsequently elected to our Board of Directors.

During the quarter ended January 31, 2006, we recorded the value of the unvested options as a prepaid asset which will be amortized over the life of the consulting agreements. Mr. Sitton’s and Secretary Thompson’s options were valued at an aggregate of $598,372 based on their weighted average exercise prices of between $1.00 to $2.75, and the Black Scholes Option Pricing Model assuming no dividend yield, volatility of 82.23% and a risk-free interest rate of 4.25%. This amount will be amortized over the two year life of the consulting agreements at $24,932 per month. During the quarter ended January 31, 2006 we amortized two months of consulting expense, or $49,864. As a result, we reported a prepaid asset of $548,508 as “Prepaid consulting” on the face of the balance sheet as at January 31, 2006.

Note 6. Subsequent Events

On February 17, 2006, we sold 500,000 shares of unregistered common stock in a private placement to Michael Sitton, a director of the Company, at $0.90 per share. Also subsequent to the period ended January 31, 2006, there was a net exercise of an option on 15,000 shares of common stock that resulted in the issuance of 5,196 shares of common stock; we received $12,500 from the exercise of 25,000 options; and we received $10,000 from the exercise of a warrant to purchase 33,333 shares of common stock.

Part II Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling persons, director or officer of PURE Bioscience is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

(a)     The Company’s Certificate of Incorporation provides the Company’s Officers and Directors the full extent of the protection offered by the General Corporation Law of the State of California.

(b)     The General Corporation Law of the State of California provides that a corporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Corporation Law dealing with the liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

(c)     The Company’s Bylaws provide that the Company may indemnify its Officers and Directors to the full extent permitted by the General Corporation Law of the State of California.

(d)     The General Corporation Law of the State of California provides that a corporation may indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation), by reason of being or having been directors or officers, if such directors or officers acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. The indemnification provided the General Corporation Law of the State of California is not exclusive of any other rights arising under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. PURE Bioscience will pay all expenses.

Securities and Exchange Commission Registration Fee	$2,681

Printing and Engraving Expenses	$10,000

Accounting Fees and Expenses	$2,000

Legal Fees and Expenses	$15,000

Miscellaneous	$0

Total	$29,681

Item 26. Recent Sales of Unregistered Securities

Within the past three years we have sold unregistered common stock as follows:

In April 2003 we conducted a private placement in which we issued 400,000 shares of unregistered common stock to six accredited investors for $200,000. In May 2003, we conducted a private placement in which we issued 120,000 shares of unregistered common stock to two accredited investors for $60,000. In August 2003, 60,000 shares of unregistered common stock valued at $45,000 were issued in exchange for attorneys fees. Also in August 2003, we completed a financing arrangement with Next9 LLC which included the acquisition of a $2,000,000 Trust Deed receivable and $35,000 related accrued interest and issuing a $435,000 note payable resulting in a net increase of $1,600,000 in equity during the period. This note receivable was in exchange for the issuance of 2,000,000 shares of unregistered common stock to an unrelated party, and that is fully secured by specific assets other than the equity instruments granted. In March 2005, those 2,000,000 shares of unregistered common stock were returned to us and we cancelled the shares. In October 2003, we conducted two private placements in which we issued 800,000 shares of unregistered common stock to two accredited investors for $470,000. In January 2004, we conducted a private placement of 400,000 shares of unregistered common stock to two accredited investors for $200,000.

In April 2004, we conducted a private placement of 62,500 shares of unregistered common stock to an accredited investor for $25,000 and another private placement of 333,333 shares of unregistered common stock to an accredited investor for $150,000. In May 2004, we conducted a private placement of 415,722 shares of unregistered common stock to five accredited investors for $187,075. In June 2004, we conducted a private placement of 111,111 shares of unregistered common stock to an accredited investor for $50,000. In July 2004, we conducted a private placement of 55,556 shares of unregistered common stock to an accredited investor for $25,000. Also in July 2004, we issued 25,000 shares of unregistered common stock valued at $25,000 in exchange for financial consulting services. In August 2004, we issued 200,000 shares of unregistered common stock valued at $90,000 in exchange for the receipt of the assignment of two patents. Also in August 2004, we issued 7,000 shares of unregistered common stock valued at $3,150 for payment of former directors’ expenses. Also in August 2004, we conducted a private placement of 125,000 shares of unregistered common stock to an accredited investor for $50,000. In November 2004, we conducted a private placement of 60,000 shares of unregistered common stock to an accredited investor for $30,000. In December 2004, we conducted a private placement of 200,000 shares of unregistered common stock to an accredited investor for $100,000. Also in December 2004, we conducted a private placement of 166,667 shares of unregistered common stock to an accredited investor for $100,000. In January 2005, we issued 5,000 shares of unregistered common stock valued at $4,350 in exchange for financial consulting services. In March 2005, we conducted a private placement of 400,000 shares of unregistered common stock per share to two accredited investors for $200,000. Also in March 2005, we conducted a private placement of 1,330,000 shares of unregistered common stock to 15 accredited investors for $605,000. Additionally, in March 2005, we issued 80,000 shares of unregistered common stock valued at $68,000 in exchange for business development and investor relations services.

In April 2005, we conducted a private placement in which we issued 458,329 shares of unregistered common stock to twelve accredited investors for $275,000. Also in April 2005, we issued 30,000 shares of unregistered common stock valued at $30,000 for investor relations services. In November 2005, we conducted a private placement of 39,999 shares of unregistered common stock to three accredited investors for $30,000. In January 2006, we sold 500,000 shares of unregistered common stock in a private placement to an accredited investor for $375,000. In February 2006, we sold 500,000 shares of unregistered common stock in a private placement to Michael Sitton, a director of the Company, for $450,000. Also in February 2006, a warrant for 33,000 shares of unregistered common stock was exercised for $10,000 pursuant a warrant issued in a January 2003 private placement. In March 2006, an option on 25,000 shares of unregistered common stock was exercised for $12,500 pursuant an option granted in March 2005 in exchange for legal services. In March 2006, we conducted a private placement of 3,952,209 shares of unregistered common stock at to ninety-five accredited investors for $6,521,145. A five-year warrant to purchase 395,220 shares of unregistered common stock at $2.556 per share was issued to the placement agent.

With respect to the unregistered sales made, the Company relied on Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited investors who were provided all of the current public information available on the Company.

Item 27. Exhibits

The following Exhibits are filed as part of this registration statement pursuant to Item 601 of Regulation S-B:

1.1 (1)	-- Placement Agreement dated March 24, 2006
1.2 (18)	-- Amendment to Placement Agreement dated April 21, 2006
3.1 (2)	-- Articles of Incorporation, Articles of Amendment and Bylaws
3.1.1 (14)	-- Articles of Amendment dated March 11, 2002
4.1 (2)	-- Form of Class A Warrant
4.2 (2)	-- Form of Class Z Warrant
4.3 (2)	-- Form of Common Stock Certificate
4.4 (2)	-- Warrant Agreement
4.5 (3)	-- March 2000 Warrant
4.6 (4)	-- January 2001 Warrant

4.7 (5)	-- Convertible Debenture
4.8 (6)	-- Convertible Debenture Purchase Agreement
4.9 (7)	-- Convertible Debenture Warrant
4.10 (1)	-- Placement Agent Warrant dated March 24, 2006
5.1	-- Opinion regarding legality
10.1 (2)	-- Employment Contract/Michael L. Krall
10.2 (8)	-- Manufacturing, Licensing and Distribution Agreement dated March 26, 2001
10.3 (9)	-- Axenohl License Agreement
10.4 (10)	-- Weaver - Roach X Assignment
10.5 (10)	-- Dodo Agreement [CONFIDENTIAL TREATMENT REQUESTED FOR CERTAIN OMITTED INFORMATION FILED SEPARATELY]
10.6 (9)	-- Promissory Note of Michael Krall
10.7 (9)	-- Promissory Note of Gary Brownell
10.8 (10)	-- Nutripure Dealer Agreement
10.9 (10)	-- Sales Finance Agreement
10.10 (11)	-- ETIH2O, Inc., Acquisition Agreement
10.11 (12)	-- NVID Litigation Settlement Agreement
10.12(13)	-- Addendum #1 to NVID Settlement Agreement

10.13 (15)	-- Therapeutics, Inc. Agreement [CONFIDENTIAL TREATMENT REQUESTED FOR CERTAIN OMITTED INFORMATION FILED SEPARATELY]
10.14 (16)	-- Promissory Note dated November 2003 $4,750,000
10.15 (16)	-- Promissory Note dated January 26, 2004 $100,000
13 (14)	-- Subsidiaries of the Registrant
14.1 (17)	-- Code of Ethics
23.1	-- Consent of Dennis Brovarone, Attorney at Law (see opinion)
23.2	-- Consent of Miller & McCollom Certified Public Accountants

(1)	Incorporated by reference from Current Report on Form 8-K filed on March 30, 2006
(2)	Incorporated by reference from Form SB-2 registration statement SEC File #333-00434 effective August 8, 1996
(3)	Incorporated by reference from S-3 registration statement, SEC File #333-36248 effective on May 17, 2000
(4)	Incorporated by reference from S-3 registration statement, SEC File #333-55758 effective on February 26, 2001
(5)	Incorporated by reference from S-3 registration statement, SEC File #333-61664 filed on May 25, 2001
(6)	Incorporated by reference from pre-effective amendment no. 1 to S-3 registration statement, SEC File #333-61664 filed on July 10, 2001
(7)	Incorporated by reference from pre-effective amendment no. 2 to S-3 registration statement, SEC File #333-61664 filed on August 13, 2001
(8)	Incorporated by reference from Current Report on Form 8-K filed on May 24, 2001 as amended on October 19, 2001
(9)	Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2000 filed on October 19, 2001
(10)	Incorporated by reference from Amended Form 10QSB for the nine month period ended April 30, 2001 filed on October 19, 2001
(11)	Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2001 filed on November 13, 2001
(12)	Incorporated by reference from Current Report on Form 8-K filed on December 6, 2001
(13)	Incorporated by reference from Amended Current Report on Form 8-K filed on December 7, 2001
(14)	Incorporated by reference from the Annual Report on Form 10KSB for the fiscal year ended July 31, 2002 filed on October 29, 2003
(15)	Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2003 filed on January 30, 2004
(16)	Incorporated by reference from the Amended Quarterly Report for the three month period ended October 31, 2003 filed on February 27, 2004
(17)	Incorporated by reference from the Annual Report on Form 10KSB for the fiscal year ended July 31, 2004 filed on October 29, 2004
(18)	Incorporated by reference from the Registration Statement on Form SB-2 filed on April 24, 2006

Item 28 Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
(iii)	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering;
(iv)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of El Cajon, State of California on May 22, 2006.

PURE Bioscience

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

/s/ MICHAEL L. KRALL Michael L. Krall, Chairman/President/CEO /s/ ANDREW J. BUCKLAND Andrew J. Buckland, Chief Financial Officer and Princial Accounting Officer	May 22, 2006 May 22, 2006

NAME	TITLE	DATE

Gregory Barnhill /s/ DENNIS BROVARONE Dennis Brovarone /s/ GARY BROWNELL Gary Brownell /s/ MICHAEL L. KRALL Michael L. Krall /s/ DONNA SINGER Donna Singer D. Michael Sitton Tommy G. Thompson	Director Director Director President/CEO and Director Executive Vice President and Director Director Director	May 22, 2006 May 22, 2006 May 22, 2006 May 22, 2006